Exhibit 99.3
1
EMERA INCORPORATED
Consolidated
Financial Statements
December 31,
2024

and 2023

MANAGEMENT REPORT
Management's Responsibility for Financial Reporting
The accompanying consolidated financial statements of Emera

Incorporated and the information in this
annual report are the responsibility of management and have

been approved by the Board of Directors
(“Board”).
The consolidated financial statements have been prepared

by management in accordance with United
States Generally Accepted Accounting Principles. When alternative accounting methods exist,
management has chosen those it considers most appropriate

in the circumstances. In preparation of
these consolidated financial statements, estimates are sometimes necessary when transactions affecting
the current accounting period cannot be finalized with

certainty until future periods. Management
represents that such estimates, which have been properly reflected in the accompanying consolidated
financial statements, are based on careful judgments and

are within reasonable limits of materiality.
Management has determined such amounts on a reasonable

basis in order to ensure that the
consolidated financial statements are presented fairly in

all material respects. Management has prepared
the financial information presented elsewhere in the annual report and has ensured that it is consistent
with that in the consolidated financial statements.
Emera Incorporated maintains effective systems

of internal accounting and administrative controls,
consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the
financial information is reliable and accurate, and that

Emera Incorporated's assets are appropriately
accounted for and adequately safeguarded.

The Board is responsible for ensuring that management

fulfils its responsibilities for financial reporting
and is ultimately responsible for reviewing and approving

the consolidated financial statements. The
Board carries out this responsibility principally through its

Audit Committee.
The Audit Committee is appointed by the Board, and its

members are directors who are not officers or
employees of Emera Incorporated. The Audit Committee meets

periodically with management, as well as
with the internal auditors and with the external auditors, to discuss internal controls over the financial
reporting process, auditing matters and financial reporting

issues, to satisfy itself that each party is
properly discharging its responsibilities, and to review the annual report, the consolidated financial
statements and the external auditors' report. The Audit

Committee reports its findings to the Board for
consideration when approving the consolidated financial statements for issuance to the shareholders.

The Audit Committee also considers, for review by the Board

and approval by the shareholders, the
appointment of the external auditors.

The consolidated financial statements have been audited

by Ernst & Young

LLP,

the external auditors, in
accordance with Canadian Generally Accepted Auditing Standards and with the standards of the Public
Company Accounting Oversight Board. Ernst & Young

LLP has full and free access to the Audit
Committee.
February 21, 2025
“Scott Balfour” “Gregory Blunden”
President and Chief Executive Officer

President and Chief Executive Officer

Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To
the Shareholders and the Board of Directors of Emera

Incorporated
Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated

Balance Sheets of Emera Incorporated (the
“Company“) as of December 31, 2024 and 2023, the related Consolidated

Statements of Income,
Consolidated Statements of Comprehensive Income,

Consolidated Statements of Changes in Equity and
Consolidated Statements of Cash Flows for the years

then ended, and the related notes (collectively
referred to as the “consolidated financial statements“).

In our opinion, the consolidated financial
statements present fairly,

in all material respects, the consolidated financial position of the Company as of
December 31, 2024 and 2023, and the consolidated results

of its operations and its consolidated cash
flows for each of the two years in the period ended December

31, 2024, in conformity with United States
generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company‘s management. Our
responsibility is to express an opinion on the Company‘s

consolidated financial statements based on our
audits. We are a public accounting firm registered

with the Public Company Accounting Oversight Board
(United States) (“PCAOB”) and are required to be independent with respect to the Company in
accordance with the U.S. federal securities laws and the

applicable rules and regulations of the Securities
and Exchange Commission and the PCAOB.

We conducted our audits in accordance with

the standards of the PCAOB. Those standards require

that
we plan and perform the audits to obtain reasonable

assurance about whether the consolidated financial
statements are free of material misstatement, whether

due to error or fraud. The Company is not required
to have, nor were we engaged to perform, an audit of its

internal control over financial reporting. As part
of our audits we are required to obtain an understanding

of internal control over financial reporting but not
for the purpose of expressing an opinion on the effectiveness of the Company's internal control over
financial reporting. Accordingly,

we express no such opinion.

Our audits included performing procedures to assess

the risks of material misstatement of the
consolidated financial statements, whether due to error

or fraud, and performing procedures that respond
to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and
disclosures in the consolidated financial statements. Our

audits also included evaluating the accounting
principles used and significant estimates made by management,

as well as evaluating the overall
presentation of the consolidated financial statements. We

believe that our audits provide a reasonable
basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters

arising from the current period audit of the
financial statements that were communicated or required

to be communicated to the audit committee and
that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our
especially challenging, subjective or complex judgments.

The communication of critical audit matters
does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we
are not, by communicating the critical audit matters

below, providing separate opinions

on the critical
audit matters or on the accounts or disclosures to which

they relate.

Accounting for the effects of rate regulation
Description
of the Matter
As disclosed in note 7 of the consolidated financial statements,

the Company has $3.4
billion in regulatory assets and $1.9 billion in regulatory

liabilities. The Company’s rate-
regulated subsidiaries are subject to regulation by various

federal, state and provincial
regulatory authorities in the geographic regions in which

they operate. The regulatory
rates are designed to recover the prudently incurred costs

of providing the regulated
products or services and provide a reasonable return on

the equity invested or assets, as
applicable. In addition to regulatory assets and liabilities,

rate regulation impacts multiple
financial statement line items, including, but not limited to,

property, plant

and equipment
(“PP&E”), operating revenues and expenses, income taxes,

and depreciation expense.
Auditing the impact of rate regulation on the Company’s

financial statements is complex
and highly judgmental due to the significant judgments

made by the Company to support
its accounting and disclosure for regulatory matters when

final regulatory decisions or
orders have not yet been obtained or when regulatory

formulas are complex. There is
also subjectivity involved in assessing the potential

impact of future regulatory decisions
on the financial statements. Although the Company

expects to recover costs from
customers through rates, there is a risk that the regulator

will not approve full recovery of
the costs incurred. The Company’s judgments

include making an assessment of the
probability of recovery of and return on costs incurred, of the potential disallowance of
part of the cost incurred, or of the probable refund of

gains or amounts previously
collected from customers through future rates.
How We
Addressed
the Matter in
Our Audit
We performed audit procedures that included,

amongst others, assessing the Company’s
evaluation of the probability of future recovery for regulatory assets, PP&E, and refund of
regulatory liabilities by obtaining and reviewing relevant

regulatory orders, filings,
testimony, hearings

and correspondence, and other publicly available

information. For
regulatory matters for which regulatory decisions or orders

have not yet been obtained,
we inspected the rate-regulated subsidiaries’ filings for

any evidence that might contradict
the Company’s assertions, and reviewed other regulatory

orders, filings and
correspondence for other entities within the same or similar jurisdictions to assess the
likelihood of recovery or refund in future rates based on

the regulator’s treatment of
similar costs under similar circumstances. We obtained

and evaluated an analysis from
the Company and corroborated that analysis with letters

from legal counsel, when
appropriate, regarding cost recoveries, gains or amounts

previously collected from
customers or future changes in rates. We also assessed

the methodology,

accuracy and
completeness of the Company’s calculations of regulatory

asset and liability balances
based on provisions and formulas outlined in rate orders

and other correspondence with
the regulators. We evaluated the Company's

disclosures related to the impacts of rate
regulation.
Fair Value (“FV”) measurement of derivative

financial instruments
Description
of the Matter
Held-for-trading (“HFT”) derivative assets of $270 million

and liabilities of $690 million,
disclosed in note 16 to the consolidated financial statements,

are measured at FV.

The
Company recognized $207 million in realized and unrealized

gains during the year with
respect to HFT derivatives.
Auditing the Company’s valuation of HFT derivatives

is complex and highly judgmental
due to the complexity of the contract terms and valuation models,

and the significant
estimation required in determining the FV of the contracts.

In determining the FV of HFT
derivatives, significant assumptions about future economic

and market assumptions with
uncertain outcomes are used, including third-party sourced

forward commodity pricing
curves based on illiquid markets, internally developed correlation factors and basis
differentials. These assumptions have a significant

impact on the FV of the HFT
derivatives.

How We
Addressed
the Matter in
Our Audit
We performed audit procedures that included,

amongst others, reviewing executed
contracts and agreements for the identification of inputs

and assumptions impacting the
valuation of derivatives. With the support of our valuation

specialists, we assessed the
methodology and mathematical accuracy of the Company’s

valuation models and
compared the commodity pricing curves used by the Company

to current market and
economic data. For the forward commodity pricing curves,

we compared the Company’s
pricing curves to independently sourced pricing curves.

We also assessed the
methodology and mathematical accuracy of the Company’s

calculations to develop
correlation factors and basis differentials. In

addition, we assessed whether the FV
hierarchy disclosures in note 17 to the consolidated financial statements were consistent
with the source of the significant inputs and assumptions

used in determining the FV of
derivatives.

/s/
Ernst & Young LLP
Chartered Professional Accountants
We have served as the Company‘s auditor since

1998.
Halifax, Canada
February 21, 2025

Emera Incorporated
Consolidated Statements of Income

For the Year ended December 31
millions of dollars (except per share amounts) 2024 2023
Operating revenues

Regulated electric
$

5,872
$

5,746

Regulated gas

1,575

1,489

Non-regulated
(247)

328

Total

operating revenues (note 6)

7,200

7,563
Operating expenses

Regulated fuel for generation and purchased power

1,992

1,881

Regulated cost of natural gas

396

527

Operating, maintenance and general expenses ("OM&G")

1,918

1,879

Provincial, state, and municipal taxes

427

433

Depreciation and amortization

1,162

1,049

Impairment charges (note 23)

225
-

Total

operating expenses

6,120

5,769
Income from operations

1,080

1,794
Income from equity investments (note 8)

99

146
Other income, net (note 9)

203

158
Interest expense, net (note 10)

973

925
Income before provision for income taxes

409

1,173
Income tax (recovery) expense (note 11)
(159)

128
Net income

568

1,045
Non-controlling interest in subsidiaries ("NCI")

1

1
Preferred stock dividends

73

66
Net income attributable to common shareholders $

494
$

978
Weighted average shares of common stock outstanding (in millions) (note 13)

Basic

289

274

Diluted

289

274
Earnings per common share (note 13)

Basic
$

1.71
$

3.57

Diluted
$

1.71
$

3.57
Dividends per common share declared $

2.8775
$

2.7875
The accompanying notes are an integral part of these consolidated financial statements.

Emera Incorporated
Consolidated Statements of Comprehensive Income

For the Year ended December 31
millions of dollars 2024 2023
Net income

$

568
$

1,045
Other comprehensive income (loss) ("OCI"), net of tax
Foreign currency translation adjustment
(1)

1,027
(270)
Unrealized (losses) gains on net investment hedges
(2)
(139)

38
Cash flow hedges – reclassification adjustment for gains included in income
(2)
(2)
Unrealized gains on available-for-sale investment

2
-

Net change in unrecognized pension and post-retirement benefit obligation
(3)

68
(39)
OCI
(4)

956
(273)
Comprehensive income

1,524

772
Comprehensive income attributable to NCI

1

1
Comprehensive Income of Emera Incorporated $

1,523
$

771
The accompanying notes are an integral part of these consolidated financial statements.
1) Net of tax expense of $
10

million for the year ended December 31, 2024 (2023

– $
7

million recovery).
2) The Company has designated $
1.2

billion United States dollar (USD) denominated

Hybrid Notes as a hedge of the foreign
currency exposure of its net investment in USD

denominated operations.

3) Net of tax expense of nil

for the year ended December 31, 2024 (2023 – $
1

million expense).
4) Net of tax expense of $
10

million for the year ended December 31, 2024 (2023

– $
6

million recovery).

Emera Incorporated
Consolidated Balance Sheets
As at December 31 December 31
millions of dollars 2024 2023
Assets
Current assets

Cash and cash equivalents
$

196
$

567

Restricted cash

17

21

Inventory (note 15)

781

790

Derivative instruments (notes 16 and 17)

115

174

Regulatory assets (note 7)

595

339

Receivables and other current assets (note 19)

1,811

1,817

Assets held for sale (note 4)

173
-

3,688

3,708
Property, plant and equipment ("PP&E"), net of accumulated depreciation and amortization of $
10,442

and $
9,994
, respectively (note 21)

26,168

24,376
Other assets

Deferred income taxes (note 11)

392

208

Derivative instruments (notes 16 and 17)

51

66

Regulatory assets (note 7)

2,832

2,766

Net investment in direct finance and sales type leases (note 20)

610

621

Investments subject to significant influence (note 8)

654

1,402

Goodwill (note 23)

5,858

5,871

Other long-term assets (note 33)

538

462

Assets held for sale (note 4)

2,160
-

13,095

11,396
Total assets $

42,951
$

39,480
The accompanying notes are an integral part of these consolidated financial statements.

Emera Incorporated
Consolidated Balance Sheets – Continued
As at

December 31 December 31
millions of dollars 2024 2023
Liabilities and Equity
Current liabilities

Short-term debt (note 24)
$

1,400
$

1,433

Current portion of long-term debt (note 26)

234

676

Accounts payable

1,992

1,454

Derivative instruments (notes 16 and 17)

526

386

Regulatory liabilities (note 7)

262

168

Other current liabilities (note 25)

489

427

Liabilities associated with assets held for sale (note 4)

212
-

5,115

4,544
Long-term liabilities

Long-term debt (note 26)

18,173

17,689

Deferred income taxes (note 11)

2,331

2,352

Derivative instruments (notes 16 and 17)

91

118

Regulatory liabilities (note 7)

1,618

1,604

Pension and post-retirement liabilities (note 22)

274

265

Other long-term liabilities (note 8 and 27)

910

820

Liabilities associated with assets held for sale (note 4)

1,148
-

24,545

22,848
Equity

Common stock (note 12)

9,042

8,462

Cumulative preferred stock (note 29)

1,422

1,422

Contributed surplus

84

82

Accumulated other comprehensive income ("AOCI') (note 14)

1,261

305

Retained earnings

1,468

1,803

Total

Emera Incorporated equity

13,277

12,074

NCI (note 30)

14

14

Total

equity

13,291

12,088
Total liabilities and equity $

42,951
$

39,480
Commitments and contingencies (note 28)
nil nil
The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of the Board of Directors
“Karen Sheriff”

“Scott Balfour”
Chair of the Board

President and Chief Executive Officer

Emera Incorporated
Consolidated Statements of Cash Flows
For the Year ended December 31
millions of dollars 2024 2023
Operating activities
Net income

$

568
$

1,045
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization

1,165

1,060

Income from equity investments, net of dividends
(8)
(22)

Allowance for funds used during construction ("AFUDC") – equity
(53)
(38)

Deferred income taxes, net
(191)

97

Net change in pension and post-retirement liabilities
(46)
(68)

NSPI fuel adjustment mechanism ("FAM")

451
(88)

Net change in fair value ("FV") of derivative instruments

228
(666)

Net change in regulatory assets and liabilities

(226)

554

Net change in capitalized transportation capacity

175

434

Goodwill impairment charge

214
-

Gain on sale of LIL, excluding transaction costs
(191)
-

Other operating activities, net

108

28
Changes in non-cash working capital (note 31)

452
(95)
Net cash provided by operating activities

2,646

2,241
Investing activities

Additions to PP&E
(3,151)
(2,937)

Proceeds from disposal of investment subject to significant influence

927
-

Other investing activities

6

20
Net cash used in investing activities
(2,218)
(2,917)
Financing activities

Change in short-term debt, net

56
(66)

Proceeds from short-term debt with maturities greater than 90 days
-

548

Repayment of short-term debt with maturities greater than 90 days
-

(1,086)

Proceeds from long-term debt, net of issuance costs

1,361

1,932

Retirement of long-term debt
(1,086)
(151)

Net repayments under committed credit facilities
(825)
(96)

Issuance of common stock, net of issuance costs

284

424

Dividends on common stock
(538)
(488)

Dividends on preferred stock
(73)
(66)

Other financing activities

3
(12)
Net cash (used in) provided by financing activities
(818)

939
Effect of exchange rate changes on cash, cash equivalents, restricted cash and cash associated with assets held for sale

23
(7)
Net (decrease) increase in cash, cash equivalents, restricted cash and cash associated with assets held for sale
(367)

256
Cash, cash equivalents, and restricted cash, beginning of year

588

332
Cash, cash equivalents, restricted cash, and cash associated with assets held for sale, end of year
$

221
$

588
Cash, cash equivalents, restricted cash and cash associated with assets held for sale consists of:
Cash $

191
$

559
Short-term investments

5

8
Restricted cash

17

21
Assets held for sale

8
-

Cash, cash equivalents, restricted cash and cash associated with assets held for sale
$

221
$

588
Supplementary Information to Consolidated Statements of Cash Flows (note 31)
The accompanying notes are an integral part of these consolidated financial statements.

Emera Incorporated
Consolidated Statements of Changes in Equity
Common Preferred Contributed Retained Total

Stock
Stock Surplus AOCI Earnings NCI Equity
millions of dollars
Balance, December 31, 2023 $

8,462
$

1,422
$

82
$

305
$

1,803
$

14
$

12,088
Net income of Emera Inc.
-

-

-

-

567

1

568
Other comprehensive income, net of
tax expense of $
10

million
-

-

-

956
-

-

956
Dividends declared on preferred stock
(note 29)
-

-

-

-

(73)
-

(73)
Dividends declared on common stock
($
2.8775
/share)
-

-

-

-

(829)
-

(829)
Issued under the at-the-market
program ("ATM"), net of after-tax
issuance costs

261
-

-

-

-

-

261
Issued under the Dividend
Reinvestment Program ("DRIP"), net of
discount

291
-

-

-

-

-

291
Senior management stock options
exercised and Employee Common
Share Purchase Plan ("ECSPP")

28
-

2
-

-

-

30
Other
-

-

-

-

-

(1)
(1)
Balance, December 31, 2024 $

9,042
$

1,422
$

84
$

1,261
$

1,468
$

14
$

13,291
Balance, December 31, 2022 $

7,762
$

1,422
$

81
$

578
$

1,584
$

14
$

11,441
Net income of Emera Inc.
-

-

-

-

1,044

1

1,045
Other comprehensive loss, net of tax
recovery of $
6

million
-

-

-

(273)
-

-

(273)
Dividends declared on preferred stock
(note 29)
-

-

-

-

(66)
-

(66)
Dividends declared on common stock
($
2.7875
/share)
-

-

-

-

(759)
-

(759)
Issued under the ATM, net of after-tax
issuance costs

397
-

-

-

-

-

397
Issued under the DRIP, net of discount

272
-

-

-

-

-

272
Senior management stock options
exercised and ECSPP

31
-

1
-

-

-

32
Other
-

-

-

-

-

(1)
(1)
Balance, December 31, 2023 $

8,462
$

1,422
$

82
$

305
$

1,803
$

14
$

12,088
The accompanying notes are an integral part of these consolidated financial statements.

Emera Incorporated
Notes to the Consolidated Financial Statements
As at December 31, 2024 and 2023
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
Emera Incorporated (“Emera” or the “Company”) is an

energy and services company that invests in
electricity generation, transmission and distribution, and

gas transmission and distribution.

At December 31, 2024, Emera’s reportable segments

include the following:

●

Florida Electric Utility,

which consists of Tampa

Electric (“TEC”), a vertically integrated regulated
electric utility, serving

approximately
855,000

customers in West Central Florida;
●

Canadian Electric Utilities, which includes:
●

Nova Scotia Power Inc. (“NSPI”), a vertically integrated regulated electric utility and the
primary electricity supplier in Nova Scotia, serving approximately
557,000

customers; and
●

a
100

per cent equity interest in NSP Maritime Link Inc. (“NSPML”),

which developed the
Maritime Link Project, a $
1.8

billion, including AFUDC, transmission project between the
island of Newfoundland and Nova Scotia.
On June 4, 2024, Emera completed the sale of its
31.1

per cent indirect minority equity interest in the
Labrador Island Link Partnership (“LIL”), which was previously included in the Canadian Electric
Utilities segment. For further details, refer to note 4.
●

Gas Utilities and Infrastructure, which includes:
●

Peoples Gas System Inc. (“PGS”), a regulated gas distribution utility, serving

approximately
508,000

customers across Florida;
●

New Mexico Gas Company,

Inc. (“NMGC”), a regulated gas distribution utility,

serving
approximately
550,000

customers in New Mexico. On August 5, 2024,

Emera announced an
agreement to sell NMGC. The transaction is expected to

close in late 2025, subject to certain
approvals, including approval by the New Mexico Public

Regulation Commission (“NMPRC”).
For further details, refer to note 4.
●

Emera Brunswick Pipeline Company Limited (“Brunswick

Pipeline”), a
145
-kilometre pipeline
delivering re-gasified liquefied natural gas from Saint John,

New Brunswick to the United
States (“US”) border under a
25
-year firm service agreement with Repsol Energy

North
America Canada Partnership (“Repsol Energy Canada”),

which expires in 2034;

●

SeaCoast Gas Transmission, LLC (“SeaCoast”),

a regulated intrastate natural gas
transmission company offering services in Florida;

and
●

a
12.9

per cent equity interest in Maritimes & Northeast

Pipeline (“M&NP”), a
1,400
-kilometre
pipeline that transports natural gas throughout markets

in Atlantic Canada and the
northeastern US.

●

Other Electric Utilities, which includes Emera (Caribbean)

Incorporated (“ECI”), a holding company
with regulated electric utilities that include:
●

The Barbados Light & Power Company Limited (“BLPC”),

a vertically integrated regulated
electric utility on the island of Barbados, serving approximately
135,000

customers;

●

Grand Bahama Power Company Limited (“GBPC”), a vertically

integrated regulated electric
utility on Grand Bahama Island, serving approximately
19,500

customers; and
●

a
19.5

per cent equity interest in St. Lucia Electricity Services

Limited (“Lucelec”), a vertically
integrated regulated electric utility on the island of St.

Lucia.

●

Emera’s other segment includes investments in

energy-related non-regulated companies that are
below the required threshold for reporting as separate

segments and corporate expense and revenue
items that are not directly allocated to the operations of Emera’s subsidiaries and investments. This
includes:
●

Emera Energy, which

consists of:
●

Emera Energy Services (“EES”), a physical energy business

that purchases and sells
natural gas and electricity and provides related energy

asset management services;

●

Brooklyn Power Corporation (“Brooklyn Energy”), a
30

MW biomass co-generation
electricity facility in Brooklyn, Nova Scotia; and
●

a
50.0

per cent joint venture interest in Bear Swamp Power

Company LLC (“Bear
Swamp”), a
660

MW pumped storage hydroelectric facility in northwestern
Massachusetts.

●

Emera US Finance LP (“Emera Finance”), EUSHI Finance, Inc.

and TECO Finance, Inc.
(“TECO Finance”), financing subsidiaries of Emera;
●

Emera US Holdings Inc., a wholly owned holding company

for certain of Emera’s assets
located in the US; and
●

Other investments.
Basis of Presentation
These consolidated financial statements are prepared

and presented in accordance with United States
Generally Accepted Accounting Principles (“USGAAP”)

and, in the opinion of management, include all
adjustments that are of a recurring nature and necessary

to fairly state the financial position of Emera.

All dollar amounts are presented in Canadian dollars (“CAD”),

unless otherwise indicated.
Principles of Consolidation
These consolidated financial statements include the accounts of Emera Incorporated, its majority-owned
subsidiaries, and a variable interest entity (“VIE”) in which

Emera is the primary beneficiary.

Emera uses
the equity method of accounting to record investments

in which the Company has the ability to exercise
significant influence, and for VIEs in which Emera is not

the primary beneficiary.
The Company performs ongoing analysis to assess whether

it holds any VIEs or whether any
reconsideration events have arisen with respect to existing

VIEs.
To identify potential VIEs, management
reviews contractual and ownership arrangements such

as leases, long-term purchase power agreements,
tolling contracts, guarantees, jointly owned facilities and

equity investments. VIEs of which the Company
is deemed the primary beneficiary must be consolidated.

The primary beneficiary of a VIE has both the
power to direct the activities of the VIE that most significantly impacts its economic performance and the
obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to
the VIE. In circumstances where Emera has an investment

in a VIE but is not deemed the primary
beneficiary, the VIE

is accounted for using the equity method. For further

details on VIEs, refer to note 33.
Intercompany balances and transactions have been

eliminated on consolidation, except for the net profit
on certain transactions between certain non-regulated and regulated entities in accordance with
accounting standards for rate-regulated entities. The net profit on these transactions, which would be
eliminated in the absence of the accounting standards

for rate-regulated entities, is recorded in non-
regulated operating revenues. An offset is recorded

to PP&E, regulatory assets, regulated fuel for
generation and purchased power,

or OM&G, depending on the nature of the transaction.

Use of Management Estimates

The preparation of consolidated financial statements

in accordance with USGAAP requires management
to make estimates and assumptions. These may affect

reported amounts of assets and liabilities at the
date of the financial statements and reported amounts

of revenues and expenses during the reporting
periods. Significant areas requiring use of management

estimates relate to rate-regulated assets and
liabilities, accumulated reserve for cost of removal, pension and post-retirement benefits, unbilled
revenue, useful lives for depreciable assets, goodwill and long-lived assets impairment assessments,
income taxes, asset retirement obligations (“ARO”), and

valuation of financial instruments. Management
evaluates the Company’s estimates on an ongoing

basis based upon historical experience, current and
expected conditions and assumptions believed to be reasonable at the time the assumption is made, with
any adjustments recognized in income in the year they arise.
Regulatory Matters
Regulatory accounting applies where rates are established

by, or subject to

approval by, an

independent
third-party regulator. Rates

are designed to recover prudently incurred costs of providing regulated
products or services and provide an opportunity for a reasonable rate of return on invested capital, as
applicable. For further detail, refer to note 7.
Foreign Currency Translation

Monetary assets and liabilities denominated in foreign

currencies are converted to CAD at the rates of
exchange prevailing at the balance sheet date. The resulting differences between the translation at the
original transaction date and the balance sheet date are

included in income.
Assets and liabilities of foreign operations whose functional currency is not the Canadian dollar are
translated using exchange rates in effect at the balance

sheet date and the results of operations at the
average exchange rate in effect for the period. The

resulting exchange gains and losses on the assets
and liabilities are deferred on the balance sheet in AOCI.
The Company designates certain USD denominated debt

held in CAD functional currency companies as
hedges of net investments in USD denominated foreign

operations. The change in the carrying amount of
these investments, measured at exchange rates in effect

at the balance sheet date, is recorded in OCI.
Revenue Recognition
Regulated Electric and Gas Revenue:
Electric and gas revenues, including energy charges, demand

charges, basic facilities charges and
clauses and riders, are recognized when obligations under the terms of a contract are satisfied, which is
when electricity and gas are delivered to customers over

time as the customer simultaneously receives
and consumes the benefits. Electric and gas revenues

are recognized on an accrual basis and include
billed and unbilled revenues. Revenues related to the

sale of electricity and gas are recognized at rates
approved by the respective regulators and recorded

based on metered usage, which occurs on a
periodic, systematic basis, generally monthly or bi-monthly.

At the end of each reporting period, electricity
and gas delivered to customers, but not billed, is estimated and corresponding unbilled revenue is
recognized. The Company’s estimate of unbilled

revenue at the end of the reporting period

is calculated
by estimating the megawatt hours (“MWh”) or therms delivered to customers at the established rates
expected to prevail in the upcoming billing cycle. This

estimate includes assumptions as to the pattern of
energy demand, weather, line

losses and inter-period changes to customer classes.

Non-regulated Revenue:
Marketing and trading margins are comprised of Emera

Energy’s corresponding purchases and sales

of
natural gas and electricity,

pipeline capacity costs and energy asset management

revenues. Revenues
are recorded when obligations under terms of the contract

are satisfied and are presented on a net basis
reflecting the nature of contractual relationships with customers and suppliers.
Energy sales are recognized when obligations under the

terms of the contracts are satisfied, which is
when electricity is delivered to customers over time.

Other non-regulated revenues are recorded when obligations

under the terms of the contract are
satisfied.
Other:
Sales, value add, and other taxes, except for gross receipts taxes discussed below,

collected by the
Company concurrent with revenue-producing activities

are excluded from revenue.
Franchise Fees and Gross Receipts
TEC and PGS recover from customers certain costs incurred,

on a dollar-for-dollar basis, through prices
approved by the Florida Public Service Commission (“FPSC”).

The amounts included in customers’ bills
for franchise fees and gross receipt taxes are included

as “Regulated electric” and “Regulated gas”
revenues in the Consolidated Statements of Income.

Franchise fees and gross receipt taxes payable by
TEC and PGS are included as an expense on the Consolidated

Statements of Income in “Provincial, state
and municipal taxes”.
NMGC is an agent in the collection and payment of franchise

fees and gross receipt taxes and is not
required by a tariff to present the amounts on

a gross basis. Therefore, NMGC’s franchise

fees and gross
receipt taxes are presented net with no line item impact

on the Consolidated Statements of Income.
PP&E

PP&E is recorded at original cost, including AFUDC or

capitalized interest, net of contributions received in
aid of construction.
The cost of additions, including betterments and replacements of units, are included in “PP&E” on the
Consolidated Balance Sheets. When units of regulated PP&E

are replaced, renewed or retired, their cost,
plus removal or disposal costs, less salvage proceeds,

is charged to accumulated depreciation, with no
gain or loss reflected in income. Where a disposition of

non-regulated PP&E occurs, gains and losses are
included in income as the dispositions occur.
The cost of PP&E represents the original cost of materials,

contracted services, direct labour,

AFUDC for
regulated property or interest for non-regulated property,

ARO, and overhead attributable to the capital
project. Overhead includes corporate costs such as finance,

information technology and labour costs,
along with other costs related to support functions, employee benefits, insurance, procurement, and fleet
operating and maintenance. Expenditures for project development are capitalized if they are expected to
have a future economic benefit.
Normal maintenance projects and major maintenance

projects that do not increase overall life of the
related assets are expensed as incurred. When a major

maintenance project increases the life or value of
the underlying asset, the cost is capitalized.

Depreciation is determined by the straight-line method, based on the estimated remaining service lives of
the depreciable assets in each functional class of depreciable property. For some

of Emera’s rate-
regulated subsidiaries, depreciation is calculated using

the group remaining life method, which is applied
to the average investment, adjusted for anticipated costs

of removal less salvage, in functional classes of
depreciable property.

The service lives of regulated assets require

regulatory approval.

Intangible assets, which are included in “PP&E” on the Consolidated

Balance Sheets, consist primarily of
computer software and land rights. Amortization is determined by the straight-line method, based on the
estimated remaining service lives of the asset in each category.

For some of Emera’s rate-regulated
subsidiaries, amortization is calculated using the amortizable life method which is applied to the net book
value to date over the remaining life of those assets. The

service lives of regulated intangible assets
require regulatory approval.
Goodwill
Goodwill is calculated as the excess of the purchase price

of an acquired entity over the estimated FV of
identifiable assets acquired and liabilities assumed at the

acquisition date. Goodwill is carried at initial
cost less any write-down for impairment and is adjusted

for the impact of foreign exchange (“FX”).
Goodwill is subject to assessment for impairment at the

reporting unit level annually,

or if an event or
change in circumstances indicates that the FV of a reporting unit may be below its carrying value. When
assessing goodwill for impairment, the Company has the option of first performing a qualitative
assessment to determine whether a quantitative assessment

is necessary. In

performing a qualitative
assessment management considers, among other factors,

macroeconomic conditions, industry and
market considerations and overall financial performance.
If the Company performs a qualitative assessment and

determines it is more likely than not that its FV is
less than its carrying amount, or if the Company chooses

to bypass the qualitative assessment, a
quantitative test is performed. The quantitative test compares the FV of the reporting unit to its carrying
value, including goodwill (“carrying amount”). If the carrying amount of the reporting unit exceeds its FV,
an impairment loss is recorded. Management estimates

the FV of the reporting unit by using the income
approach, or a combination of the income and market

approach. The income approach uses a discounted
cash flow analysis which relies on management’s

best estimate of the reporting unit’s projected

cash
flows. The analysis includes an estimate of terminal values

based on these expected cash flows using a
methodology which derives a valuation using an assumed

perpetual annuity based on the reporting unit’s
residual cash flows. The discount rate used is a market participant rate based on a peer group of publicly
traded comparable companies and represents the weighted

average cost of capital of comparable
companies. For the market approach, management estimates

FV based on comparable companies and
transactions within comparable industries, or in the case

of the NMGC quantitative assessment in 2024,
transactions involving the reporting unit. Significant assumptions used in estimating the FV of a reporting
unit using an income approach include discount and growth

rates, rate case assumptions including future
cost of capital, valuation of the reporting unit’s net

operating loss (“NOL”) and projected operating

and
capital cash flows. Adverse changes in these assumptions

could result in a future material impairment of
the goodwill assigned to Emera’s reporting units.
As of December 31, 2024, Emera’s goodwill represented

the excess of the acquisition purchase price for
TECO Energy, Inc.

(TEC, PGS and NMGC reporting units) over the FV

assigned to identifiable assets
acquired and liabilities assumed. In Q3 2024, Emera entered

into an agreement to sell NMGC. As a
result, a quantitative goodwill impairment assessment

was performed on the NMGC reporting unit and the
Company recorded a goodwill impairment charge of $
210

million ($
198

million, after-tax) or $
155

million
USD ($
146

million USD, after-tax). The reduced NMGC goodwill

balance of $
303

million is included in the
NMGC disposal unit classified as held for sale. For further

details, refer to note 23.
In Q4 2024, a qualitative assessment was performed for

TEC given the significant excess of FV over
carrying amounts calculated during the last quantitative test in Q4 2023. Management concluded it was
more likely than not that the FV of this reporting unit exceeded its carrying amount, including goodwill. As
such, no quantitative testing was required. Given the length of time passed since the last quantitative
impairment test for the PGS reporting unit, Emera elected

to bypass a qualitative assessment and
performed a quantitative impairment assessment in Q4

2024 using a combination of the income and
market approach. This assessment estimated that the

FV of the PGS reporting unit exceeded its carrying
amount, including goodwill, and as a result, no impairment

charges were recognized.

Income Taxes and

Investment Tax

Credits
Emera recognizes deferred income tax assets and liabilities

for the future tax consequences of events
that have been included in financial statements or income tax returns. Deferred income tax assets and
liabilities are determined based on the difference

between the carrying value of assets and liabilities on
the Consolidated Balance Sheets, and their respective

tax bases using enacted tax rates in effect

for the
year in which the differences are expected to reverse.

The effect of a change in income tax rates on
deferred income tax assets and liabilities is recognized

in earnings in the period when the change is
enacted, unless required to be offset to a regulatory

asset or liability by law or by order of the regulator.
Emera recognizes the effect of income tax positions

only when it is more likely than not that they will be
realized. Management reviews all readily available current and historical information, including forward-
looking information, and the likelihood that deferred income tax assets will be recovered from future
taxable income is assessed and assumptions are made

about the expected timing of reversal of deferred
income tax assets and liabilities. If management subsequently determines it is likely that some or all of a
deferred income tax asset will not be realized, a valuation

allowance is recorded to reflect the amount of
deferred income tax asset expected to be realized.

Generally, investment

tax credits are recorded as a reduction to income

tax expense in the current or
future periods to the extent that realization of such benefit is more likely than not. Investment tax credits
earned on regulated assets by TEC, PGS and NMGC are

deferred and amortized as required by
regulatory practices.
TEC, PGS, NMGC and BLPC collect income taxes from

customers based on current and deferred income
taxes. NSPI, NSPML and Brunswick Pipeline collect income taxes from customers based on income tax
that is currently payable, except for the deferred income taxes on certain regulatory balances specifically
prescribed by regulators. For the balance of regulated

deferred income taxes, NSPI, NSPML and
Brunswick Pipeline recognize regulatory assets or liabilities where the deferred income taxes are
expected to be recovered from or returned to customers

in future years. These regulated assets or
liabilities are grossed up using the respective income tax

rate to reflect the income tax associated with
future revenues that are required to fund these deferred

income tax liabilities, and the income tax benefits
associated with reduced revenues resulting from the realization of deferred income tax assets. GBPC is
not subject to income taxes.
Emera classifies interest and penalties associated with

unrecognized tax benefits as interest and
operating expense, respectively.

For further detail, refer to note 11.
Derivatives and Hedging Activities
The Company manages its exposure to normal operating and

market risks relating to commodity prices,
FX, interest rates and share prices through contractual

protections with counterparties where practicable,
and by using financial instruments consisting mainly of

FX forwards and swaps, interest rate options and
swaps, equity derivatives, and coal, oil and gas futures,

options, forwards and swaps. In addition, the
Company has contracts for the physical purchase and sale of

natural gas. These physical and financial
contracts are classified as HFT.

Collectively, these contracts

and financial instruments are considered
derivatives.
The Company recognizes the FV of all its derivatives on

its balance sheet, except for non-financial
derivatives that meet the normal purchases and normal sales

(“NPNS”) exception. Physical contracts that
meet the NPNS exception are not recognized on the balance

sheet; these contracts are recognized in
income when they settle. A physical contract generally

qualifies for the NPNS exception if the transaction
is reasonable in relation to the Company’s business

needs, the counterparty owns or controls resources
within the proximity to allow for physical delivery,

the Company intends to receive physical delivery of the
commodity, and the

Company deems the counterparty creditworthy.

The Company continually assesses
contracts designated under the NPNS exception and will discontinue the treatment of these contracts
under this exemption if the criteria are no longer met.

Derivatives qualify for hedge accounting if they meet stringent documentation requirements and can be
proven to effectively hedge identified risk both at

the inception and over the term of the instrument.
Specifically, for cash

flow hedges, change in the FV of derivatives is deferred

to AOCI and recognized in
income in the same period the related hedged item is realized.

Where documentation or effectiveness
requirements are not met, the derivatives are recognized

at FV with any changes in FV recognized in net
income in the reporting period, unless deferred as a result

of regulatory accounting.
Derivatives entered into by NSPI, NMGC and GBPC that

are documented as economic hedges or for
which the NPNS exception has not been taken, are subject

to regulatory accounting treatment. The
change in FV of the derivatives is deferred to a regulatory

asset or liability. The

gain or loss is recognized
in the hedged item when the hedged item is settled. Management believes any gains or losses resulting
from settlement of these derivatives related to fuel for

generation and purchased power will be refunded
to or collected from customers in future rates. TEC and PGS

have no derivatives related to hedging.
Derivatives that do not meet any of the above criteria are

designated as HFT,

with changes in FV
normally recorded in net income of the period. The Company

has not elected to designate any derivatives
to be included in the HFT category where another accounting

treatment would apply.
Emera classifies gains and losses on derivatives as a component of non-regulated operating revenues,
fuel for generation and purchased power,

other expenses, inventory,

and OM&G, depending on the
nature of the item being economically hedged. Transportation capacity arising as a result of marketing
and trading derivative transactions is recognized as an asset in “Receivables and other current assets”
and amortized over the period of the transportation contract term. Cash flows from derivative activities are
presented in the same category as the item being hedged within operating activities on the Consolidated
Statements of Cash Flows. Non-hedged derivatives are included in operating cash flows on the
Consolidated Statements of Cash Flows.
Derivatives, as reflected on the Consolidated Balance

Sheets, are not offset by the FV amounts of cash
collateral with the same counterparty.

Rights to reclaim cash collateral are recognized

in “Receivables
and other current assets” and obligations to return cash

collateral are recognized in “Accounts payable”.
Leases
The Company determines whether a contract contains

a lease at inception by evaluating whether the
contract conveys the right to control the use of an identified asset for a period of time in exchange for
consideration.

Emera has leases with independent power producers (“IPP”)

and other utilities for annual requirements to
purchase wind and hydro energy over varying contract

lengths which are classified as finance leases.
These finance leases are not recorded on the Company’s

Consolidated Balance Sheets as payments
associated with the leases are variable in nature and there

are no minimum fixed lease payments. Lease
expense associated with these leases is recorded as “Regulated fuel for generation and purchased
power” on the Consolidated Statements of Income.
Operating lease liabilities and right-of-use assets are recognized on the Consolidated Balance Sheets
based on the present value of the future minimum lease payments over the lease term at commencement
date. As most of Emera’s leases do not provide

an implicit rate, the incremental borrowing rate

at
commencement of the lease is used in determining

the present value of future lease payments. Lease
expense is recognized on a straight-line basis over the

lease term and is recorded as “OM&G” on the
Consolidated Statements of Income.
Where the Company is the lessor,

a lease is a sales-type lease if certain criteria are met

and the
arrangement transfers control of the underlying asset

to the lessee. For arrangements where the criteria
are met due to the presence of a third-party residual value

guarantee, the lease is a direct financing
lease.

For direct finance leases, a net investment in the lease

is recorded that consists of the sum of the
minimum lease payments and residual value, net of estimated

executory costs and unearned income.
The difference between the gross investment

and the cost of the leased item is recorded as unearned
income at the inception of the lease. Unearned income

is recognized in income over the life of the lease
using a constant rate of interest equal to the internal

rate of return on the lease.

For sales-type leases, the accounting is similar to the accounting for direct finance leases however,

the
difference between the FV and the carrying value

of the leased item is recorded at lease commencement
rather than deferred over the term of the lease.

Emera has certain contractual agreements that include lease and non-lease components, which management has elected to account for as a single lease component.
Cash, Cash Equivalents and Restricted Cash
Cash equivalents consist of highly liquid short-term investments with original maturities of three months or
less at acquisition.
Receivables and Allowance for Credit Losses
Utility customer receivables are recorded at the invoiced

amount and do not bear interest. Standard
payment terms for electricity and gas sales are approximately

30 days. A late payment fee may be
assessed on account balances after the due date. The

Company recognizes allowances for credit losses
to reduce accounts receivable for amounts expected to

be uncollectable. Management estimates credit
losses related to accounts receivable by considering historical loss experience, customer deposits,
current events, the characteristics of existing accounts

and reasonable and supportable forecasts that
affect the collectability of the reported amount.

Provisions for credit losses on receivables are expensed
to maintain the allowance at a level considered adequate

to cover expected losses. Receivables are
written off against the allowance when they are

deemed uncollectible.
Inventory
Fuel and materials inventories are valued at the lower

of weighted-average cost or net realizable value,
unless evidence indicates the weighted-average cost

will be recovered in future customer rates.

Asset Impairment
Long-Lived Assets:
Emera assesses whether there has been an impairment

of long-lived assets and intangibles when a
triggering event occurs, such as a significant market disruption or sale of a business.

The assessment involves comparing undiscounted expected

future cash flows to the carrying value of the
asset. When the undiscounted cash flow analysis indicates

a long-lived asset is not recoverable, the
amount of the impairment loss is determined by measuring

the excess of the carrying amount of the long-
lived asset over its estimated FV.

The Company’s assumptions relating to future

results of operations or
other recoverable amounts, are based on a combination

of historical experience, fundamental economic
analysis, observable market activity and independent market

studies. The Company’s expectations
regarding uses and holding periods of assets are based

on internal long-term budgets and projections,
which consider external factors and market forces, as

of the end of each reporting period. The
assumptions made are consistent with generally accepted

industry approaches and assumptions used for
valuation and pricing activities.
In 2024, impairment charges of $
19

million ($
14

million after-tax) were recognized on certain assets,

$
8
million of which was included in Other income, net with $
11

million included in Impairment charges on the
Consolidated Income Statement.
No

impairment charges related to long-lived assets were recognized in
2023.

Equity Method Investments:
The carrying value of investments accounted for under

the equity method are assessed for impairment by
comparing the FV of these investments to their carrying values,

if a FV assessment was completed, or by
reviewing for the presence of impairment indicators. If

an impairment exists, and it is determined to be
other-than-temporary,

a charge is recognized in earnings equal to the

amount the carrying value exceeds
the investment’s FV.
No

impairment of equity method investments was required

in either 2024 or 2023.
Financial Assets:
Equity investments, other than those accounted for under

the equity method, are measured at FV,

with
changes in FV recognized in the Consolidated Statements of Income.

Equity investments that do not
have readily determinable FV are recorded at cost minus

impairment, if any,

plus or minus changes
resulting from observable price changes in orderly transactions for the identical or similar investments.
No
impairment of financial assets was required in either

2024 or 2023.

Asset Retirement Obligations
An ARO is recognized if a legal obligation exists in connection with the future disposal or removal costs
resulting from the permanent retirement, abandonment

or sale of a long-lived asset. A legal obligation
may exist under an existing or enacted law or statute,

written or oral contract, or by legal construction
under the doctrine of promissory estoppel.
An ARO represents the FV of estimated cash flows necessary

to discharge the future obligation, using
the Company’s credit adjusted risk-free rate. The

amounts are reduced by actual expenditures incurred.
Estimated future cash flows are based on completed depreciation studies, remediation reports, prior
experience, estimated useful lives, and governmental regulatory requirements. The present value of the
liability is recorded and the carrying amount of the related long-lived asset is correspondingly increased.
The amount capitalized at inception is depreciated in the same manner as the related long-lived asset.
Over time, the liability is accreted to its estimated future value.

AROs are included in “Other long-term
liabilities” and accretion expense is included as part of

“Depreciation and amortization”. Any regulated
accretion expense not yet approved by the regulator is

recorded in “PP&E” and included in the next
depreciation study.
Some of the Company’s transmission and distribution

assets may have conditional AROs that are not
recognized in the consolidated financial statements, as

the FV of these obligations could not be
reasonably estimated, given insufficient information

to do so. A conditional ARO refers to a legal
obligation to perform an asset retirement activity in which

the timing and/or method of settlement are
conditional on a future event that may or may not be

within the control of the entity.

Management
monitors these obligations and a liability is recognized at FV in the period in which an amount can be
determined.
Cost of Removal (“COR”)
TEC, PGS, NMGC and NSPI recognize non-ARO COR

as regulatory liabilities or regulatory assets. The
non-ARO COR represent funds received from customers

through depreciation rates to cover estimated
future non-legally required COR of PP&E upon retirement. The companies accrue for COR over the life of
the related assets based on depreciation studies approved

by their respective regulators. The costs are
estimated based on historical experience and future

expectations, including expected timing and
estimated future cash outlays.

Stock-Based Compensation
The Company has several stock-based compensation

plans: a common share option plan for senior
management; an employee common share purchase plan;

a deferred share unit (“DSU”) plan; a
performance share unit (“PSU”) plan; and a restricted

share unit (“RSU”) plan. The Company accounts for
its plans in accordance with the FV-based method of

accounting for stock-based compensation. Stock-
based compensation cost is measured at the grant date,

based on the calculated FV of the award, and is
recognized as an expense over the employee’s or

director’s requisite service period using the graded
vesting method. Stock-based compensation plans recognized as liabilities are initially measured at FV
and re-measured at FV at each reporting date, with the

change in liability recognized in income.
Employee Benefits
The costs of the Company’s pension and other

post-retirement benefit programs for employees are
expensed over the periods during which employees render service.

The Company recognizes the funded
status of its defined-benefit and other post-retirement plans on the balance sheet and recognizes
changes in funded status in the year the change occurs.

The Company recognizes unamortized gains
and losses and past service costs in “AOCI” or “Regulatory

assets” on the Consolidated Balance Sheets.
The components of net periodic benefit cost other than

the service cost component are included in “Other
income, net” on the Consolidated Statements of Income.

For further detail, refer to note 22.
Government Grants
The Company accounts for government grants by applying

a grant accounting model by analogy to
International Accounting Standards (“IAS”) 20, Accounting

for Government Grants and Disclosure of
Government Assistance. A grant relating to an asset is

reflected in the determination of the carrying
amount of the asset. A grant relating to income is presented as a deduction from the related expense it is
intended to compensate.
In 2024, the Company received an aggregate of $
47

million (2023 – $
7

million) of government grants from
various Canadian and US government agencies towards

capital projects included in
PP&E
. The capital
projects receiving grants primarily relate to the Company’s

decarbonization and environmental
compliance initiatives. Further details on significant grant programs utilized in 2024 and 2023 are noted
below.

Natural Resources Canada (“NRCan”) Smart Renewables

& Electrification Pathways (“SREP”):
On March 27, 2024, NSPI was approved for a grant under the

NRCan SREPs to fund the construction of
three

50 MW battery storage systems in Nova Scotia.

NSPI can make claims under the grant for
33

per
cent of eligible project costs to a maximum $
109

million. Eligible costs can be incurred until March

31,
2027. For the year-end December 31, 2024, NSPI received

$
26

million (2023 –
nil ) in funding under the
grant, which has been recorded as a reduction to the carrying amount of the project in
PP&E
.
2. CHANGE IN ACCOUNTING POLICY
The new USGAAP accounting policy that is applicable

to, and adopted by the Company in 2024, is
described as follows:

Improvements to Reportable Segment Disclosures
The Company adopted Accounting Standard Update (“ASU”) 2023-07,

Segment Reporting (Topic

280),
Improvements to Reportable Segment Disclosures. The change

in the standard improves reportable
segment disclosure requirements, primarily through enhanced

disclosures about significant segment
expenses. The changes improve financial reporting by

requiring disclosure of incremental segment
information on an annual and interim basis for all public

entities to enable investors to develop more
decision-useful financial analyses. The guidance was

effective for annual reporting periods beginning
after December 15, 2023, and for interim periods beginning

after December 15, 2024. Adoption of the
standard resulted in additional qualitative disclosures provided in note 5.

3. FUTURE ACCOUNTING PRONOUNCEMENTS
The Company considers the applicability and impact of

all ASUs issued by the Financial Accounting
Standards Board (“FASB”). The following

updates have been issued by the FASB,

but as allowed, have
not yet been adopted by Emera. Any ASUs not included below

were assessed and determined to be
either not applicable to the Company or to have an insignificant impact on the consolidated financial
statements.
Disaggregation of Income Statement Expenses
In November 2024, the FASB

issued ASU 2024-03, Income Statement Reporting–Comprehensive
Income–Expense Disaggregation Disclosures (Subtopic

220-40): Disaggregation of Income Statement
Expenses. The standard update improves the disclosures about a public business entity’s expenses by
requiring more detailed information about the types of

expenses (including purchases of inventory,
employee compensation, depreciation and amortization)

included within income statement expense
captions. The guidance will be effective for annual

reporting periods beginning after December 15, 2026,
and interim reporting periods beginning after December

15, 2027. Early adoption is permitted. The
standard updates are to be applied prospectively with the option for retrospective application. The
Company is currently evaluating the impact of adoption

of the standard update on its consolidated
financial statements disclosures.
Improvements to Income Tax

Disclosures
In December 2023, the FASB

issued ASU 2023-09, Income Taxes

(Topic

740): Improvements to Income
Tax

Disclosures. The standard enhances the transparency,

decision usefulness and effectiveness of
income tax disclosures by requiring consistent categories

and greater disaggregation of information in the
reconciliation of income taxes computed using the enacted

statutory income tax rate to the actual income
tax provision and effective income tax rate, as well

as the disaggregation of income taxes paid (refunded)
by jurisdiction. The standard also requires disclosure of income

(loss) before provision for income taxes
and income tax expense (recovery) in accordance with

U.S. Securities and Exchange Commission
Regulation S-X 210.4-08(h), Rules of General Application

– General Notes to Financial Statements:
Income Tax

Expense, and the removal of disclosures no longer considered cost beneficial or relevant.
The guidance will be effective for annual reporting periods

beginning after December 15, 2024. Early
adoption is permitted. The standard will be applied on

a prospective basis, with retrospective application
permitted. The Company is currently evaluating the impact of adoption of the standard on its consolidated
financial statements disclosures.
4. DISPOSITIONS
Pending Sale of NMGC
On August 5, 2024, Emera entered into an agreement

to sell its indirect wholly owned subsidiary NMGC
for a total enterprise value of approximately $
1.3

billion USD, consisting of cash proceeds and the
transfer of debt and customary closing adjustments. The

transaction is expected to close in late 2025,
subject to certain approvals, including approval by the

NMPRC. As a result of the pending sale, NMGC’s
assets and liabilities are classified as held for sale.
As the transaction proceeds will be lower than the carrying amount of the assets and liabilities being sold,
Emera assessed the NMGC reporting unit for goodwill impairment by comparing the FV of expected
transaction proceeds to the carrying value of net assets,

including goodwill of $
366

million USD (“NMGC
carrying amount”). The goodwill of the reporting unit was

determined to be impaired and a non-cash
goodwill impairment charge of $
210

million ($
198

million, after-tax) or $
155

million USD ($
146

million
USD, after-tax) was recorded in “Impairment Charges” on the Consolidated

Statements of Income in Q3
2024.

Following the goodwill impairment assessment, the held for

sale assets and liabilities were measured at
the lower of their carrying amount or fair value less costs

to sell. The measurement resulted in an
additional loss for the estimated future transaction costs

of $
16

million ($
12

million after-tax), in addition to
incurred transaction costs of $
9

million ($
7

million after-tax) recorded in “Other Income, net” on the
Consolidated Statements of Income in Q3 2024.
The Company will continue to record depreciation on the NMGC assets through the transaction closing
date, as the depreciation continues to be reflected in

customer rates and will be reflected in the carryover
basis of the assets when sold. Depreciation and amortization of $
26

million ($
19

million USD) was
recorded on these assets from August 5, 2024, the date

they were classified as held for sale, through
December 31, 2024.
Details of the assets and liabilities classified as held for sale are as follows:
As at
December 31

millions of dollars 2024
Cash and cash equivalents $

8
Inventory

9
Derivative instruments

1
Regulatory assets

28
Receivables and other current assets

127
Current assets held for sale $

173
PP&E

1,828
Regulatory assets

6
Goodwill

303
Other long-term assets

23
Long-term assets held for sale $

2,160
Total assets held for sale $

2,333
Short-term debt

$

46
Derivative instruments

1
Regulatory liabilities

10
Accounts payable and other current liabilities

155
Current liabilities associated with assets held for sale

212
Long-term debt

696
Deferred income taxes

167
Regulatory liabilities

274
Other long-term liabilities

11
Long-term liabilities associated with assets held for sale $

1,148
Total liabilities associated with assets held for sale $

1,360
Sale of LIL Equity Interest
On June 4, 2024, Emera completed the sale of its
31.1

per cent indirect minority equity interest in the LIL
for a total transaction value of $
1.2

billion, including cash proceeds of $
957

million and $
235

million for
assuming Emera’s contractual obligation to fund the

remaining initial capital investment, which represents
additional LIL equity interest for the acquirer.

Cash proceeds from the sale in the amount of $
30

million is
held in escrow pending finalization of certain agreements

with the LIL general partner. The

escrow
proceeds receivable is held at FV and included in the gain

on sale, after transaction costs. As of
December 31, 2024, the estimated FV of the escrow proceeds

receivable is $
25

million. In Q2 2024, a
gain on sale, after transaction costs, of $
182

million, ($
107
million, after tax and transaction costs), was
recognized in “Other Income, net” on the Consolidated

Statements of Income and included in the Other
segment. In Q4 2024, Emera recognized a $
22

million tax benefit due to the reversal of a prior year
valuation allowance related to loss carryforwards applied against a portion of the taxable capital gain on
the sale of LIL. This tax benefit was recorded in “Income Tax

(Recovery) Expense” on the Consolidated
Statements of Income in Q4 2024 and included in the

Other segment.

5. SEGMENT INFORMATION
Emera manages its reportable segments separately due in part to their different operating, regulatory and geographical environments. Segments are reported based on each subsidiary’s contribution of revenues, net income attributable to common shareholders and total assets, as reported to the Company’s chief operating decision maker (“CODM”). Emera’s CODM is the Chief Executive Officer.
For the Company’s reportable segments, the CODM uses several measures to allocate capital and resources for each segment, predominantly in the annual budget and forecasting processes. The CODM evaluates segment performance by considering budget-to-actual variances for these measures monthly.
The measure used by the CODM that is the most consistent with USGAAP measurement principles is net income attributable to common shareholders.
Florida

Canadian
Gas Utilities
Other
Inter-
Electric Electric and Electric Segment
millions of dollars Utility Utilities Infrastructure Utilities Other Eliminations Total
For the year ended December 31, 2024

Operating revenues from
external customers (1)
$

3,451
$

1,855
$

1,595
$

566
$
(267)
$

-

$

7,200
Inter-segment revenues (1)

9
-

14
-

19
(42)

-

Total operating revenues

3,460

1,855

1,609

566
(248)
(42)

7,200
Regulated fuel for generation
and purchased power

852

859
-

295
-

(14)

1,992
Regulated cost of natural gas
-

-

396
-

-

-

396
OM&G

779

408

454

143

154
(20)

1,918
Provincial, state and municipal
taxes

273

48

103

3
-

-

427
Depreciation and amortization

622

282

182

69

7
-

1,162
Impairment charges
-

-

11
-

214
-

225
Income from equity
investments
-

73

20

4

2
-

99
Other income, net

66

28

16

12

73

8

203
Interest expense, net
(2)

265

168

151

22

367
-

973
Income tax expense
(recovery)

94
(41)

89

1
(302)
-

(159)
NCI in subsidiaries
-

-

-

1
-

-

1
Preferred stock dividends
-

-

-

-

73
-

73
Net income (loss) attributable
to common shareholders
$

641
$

232
$

259
$

48
$
(686)
$
-

$

494
Capital expenditures $

1,942
$

481
$

619
$

81
$

4
$
-

$

3,127
As at December 31, 2024
Total assets $

24,375
$

7,609
$

8,439
$

1,444
$

1,810
$
(726)
$

42,951
Investments subject to
significant influence
$
-

$

475
$

124
$

55
$
-

$
-

$

654
Goodwill $

5,035
$
-

$

823
$
-

$
-

$
-

$

5,858
(1) All significant inter-company balances and transactions

have been eliminated on consolidation except

for certain transactions
between non-regulated and regulated entities. Management

believes elimination of these transactions would

understate PP&E,
OM&G, or regulated fuel for generation and purchased

power. Inter-company transactions that have not been eliminated are
measured at the amount of consideration established

and agreed to by the related parties. Eliminated

transactions are included in
determining reportable segments.
(2) Segment net income is reported on a basis

that includes internally allocated financing

costs of $
29

million for the year ended
December 31, 2024, between the Gas Utilities

and Infrastructure and Other segments.

Florida

Canadian Gas Utilities Other Inter-
Electric Electric and Electric Segment
millions of dollars Utility Utilities Infrastructure Utilities Other Eliminations Total
For the year ended December 31, 2023

Operating revenues from
external customers
(1)
$

3,548
$

1,671
$

1,510
$

526
$

308
$

-

$

7,563
Inter-segment revenues
(1)

8
-

14
-

31
(53)

-

Total operating revenues

3,556

1,671

1,524

526

339
(53)

7,563
Regulated fuel for generation
and purchased power

920

699
-

275
-

(13)

1,881
Regulated cost of natural gas
-

-

527
-

-

-

527
OM&G

830

384

405

130

151
(21)

1,879
Provincial, state and municipal
taxes

289

45

91

3

5
-

433
Depreciation and amortization

571

276

126

68

8
-

1,049
Income from equity
investments
-

109

21

4

12
-

146
Other income, net

69

32

11

7

20

19

158
Interest expense, net (2)

271

170

129

23

332
-

925
Income tax expense (recovery)

117
(9)

64
-

(44)
-

128
NCI in subsidiaries
-

-

-

1
-

-

1
Preferred stock dividends
-

-

-

-

66
-

66
Net income (loss) attributable
to common shareholders
$

627
$

247
$

214
$

37
$
(147)
$
-

$

978
Capital expenditures $

1,736
$

450
$

664
$

63
$

8
$
-

$

2,921
As at December 31, 2023
Total assets $

21,119
$

8,634
$

7,735
$

1,311
$

1,938
$
(1,257)
$

39,480
Investments subject to
significant influence
$
-

$

1,236
$

118
$

48
$
-

$
-

$

1,402
Goodwill $

4,628
$
-

$

1,240
$
-

$

3
$
-

$

5,871
(1) All significant inter-company balances and transactions

have been eliminated on consolidation except

for certain transactions
between non-regulated and regulated entities. Management

believes elimination of these transactions would

understate PP&E,
OM&G, or regulated fuel for generation and purchased

power. Inter-company transactions that have not been eliminated are
measured at the amount of consideration established

and agreed to by the related parties. Eliminated

transactions are included in
determining reportable segments.
(2) Segment net income is reported on a basis

that includes internally allocated financing

costs of $
95

million for the year ended
December 31, 2023, between the Florida Electric

Utility, Gas Utilities and Infrastructure and Other segments.
Geographical Information
Revenues (based on country of origin of the product or service sold)
For the Year ended December 31
millions of dollars 2024 2023
United States

4,712
$

5,310
Canada

1,922

1,727
Barbados

427

389
The Bahamas

139

137
$

7,200
$

7,563
PP&E:
As at

December 31 December 31
millions of dollars 2024 2023
United States
(1)
$

20,084
$

18,588
Canada

5,068

4,878
Barbados

645

576
The Bahamas

371

334
$

26,168
$

24,376
(1) On August 5, 2024, Emera announced an agreement to sell

NMGC. As at December 31, 2024, NMGC's assets

and liabilities were classified as held
for sale and excluded from the table above. For further

details on the pending transaction, refer to note 4.

6. REVENUE
The following disaggregates the Company’s revenue

by major source:
Electric Gas Other
Florida Canadian
Other

Gas Utilities Inter-
Electric Electric Electric
and

Segment
millions of dollars Utility Utilities Utilities Infrastructure Other Eliminations Total
For the year ended December 31, 2024

Regulated Revenue
Residential $

2,063
$

997
$

203
$

712
$
-

$
-

$

3,975
Commercial

939

499

300

496
-

-

2,234
Industrial

223

276

28

94
-

(14)

607
Other electric

372

41

7
-

-

-

420
Regulatory deferrals
(157)
-

15
-

-

-

(142)
Other (1)

20

42

13

224
-

(9)

290
Finance income (2)(3)
-

-

-

63
-

63

Regulated revenue
$

3,460
$

1,855
$

566
$

1,589
$
-

$
(23)
$

7,447
Non-Regulated Revenue
Marketing and trading margin (4)
-

-

-

-

77
-

77
Other non-regulated operating
revenue
-

-

-

20

32
(24)

28
Mark-to-market (3)
-

-

-

-

(357)

5
(352)

Non-regulated revenue
$
-

$
-

$
-

$

20
$
(248)
$
(19)
$
(247)
Total operating revenues $

3,460
$

1,855
$

566
$

1,609
$
(248)
$
(42)
$

7,200
For the year ended December 31, 2023

Regulated Revenue
Residential $

2,307
$

910
$

183
$

724
$
-

$
-

$

4,124
Commercial

1,083

463

285

425
-

-

2,256
Industrial

274

219

33

93
-

(13)

606
Other electric

395

41

7
-

-

-

443
Regulatory deferrals
(522)
-

12
-

-

-

(510)
Other (1)

19

38

6

199
-

(8)

254
Finance income (2)(3)
-

-

-

62
-

-

62

Regulated revenue
$

3,556
$

1,671
$

526
$

1,503
$
-

$
(21)

7,235
Non-Regulated

Marketing and trading margin (4)
-

-

-

-

96
-

96
Other non-regulated operating
revenue
-

-

-

21

27
(23)

25
Mark-to-market (3)
-

-

-

-

216
(9)

207

Non-regulated revenue
$
-

$
-

$
-

$

21
$

339
$
(32)

328
Total operating revenues $

3,556
$

1,671
$

526
$

1,524
$

339
$
(53)
$

7,563
(1) Other includes rental revenues, which do not

represent revenue from contracts with customers.
(2) Revenue related to Brunswick Pipeline's service agreement with Repsol Energy Canada.
(3) Revenue which does not represent revenues

from contracts with customers.
(4) Includes gains (losses) on settlement of energy

related derivatives, which do not represent

revenue from contracts with
customers.
Remaining Performance Obligations:
Remaining performance obligations primarily represent

gas transportation contracts, lighting contracts,
and long-term steam supply arrangements with fixed contract

terms. As of December 31, 2024, the
aggregate amount of the transaction price allocated to

remaining performance obligations was $
495
million (2023 – $
488

million), including $
3

million related to NMGC. This amount includes

$
135

million of
future performance obligations related to a gas transportation contract between SeaCoast and PGS
through
2040
. This amount excludes contracts with an original

expected length of one year or less and
variable amounts for which Emera recognizes revenue at the

amount to which it has the right to invoice
for services performed. Emera expects to recognize revenue for the remaining performance obligations
through
2044
.

7. REGULATORY

ASSETS AND LIABILITIES

Regulatory assets represent prudently incurred costs that have been deferred because it is probable they
will be recovered through future rates or tolls collected from customers.

Management believes existing
regulatory assets are probable for recovery either because

the Company received specific approval from
the applicable regulator, or

due to regulatory precedent established for similar circumstances.

If
management no longer considers it probable that an asset

will be recovered, deferred costs are charged
to income.

Regulatory liabilities represent obligations to make refunds to customers or to reduce future revenues for
previous collections. If management no longer considers

it probable that a liability will be settled, the
related amount is recognized in income.
For regulatory assets and liabilities that are amortized, the amortization is as approved by the respective
regulator.
As at December 31 December 31
millions of dollars

2024 (1) 2023
Regulatory assets
Deferred income tax regulatory assets $

1,227
$

1,233
TEC capital cost recovery for early retired assets

737

671
Storm cost recovery clauses

613

52
Pension and post-retirement medical plan

395

364
TEC capital cost recovery for retired Polk Unit 1 components

205
-

Deferrals related to derivative instruments

42

88
Cost recovery clauses

33

151
Environmental remediations

29

26
Stranded cost recovery

27

25
NSPI FAM
-

395
Other
(2)

119

100
$

3,427
$

3,105
Current $

595
$

339
Long-term

2,832

2,766
Total

regulatory assets

$

3,427
$

3,105
Regulatory liabilities
Deferred income tax regulatory liabilities

828

830
Accumulated reserve – COR

733

849
Cost recovery clauses

121

32
NSPI FAM

56
-

Deferrals related to derivative instruments

44

17
BLPC Self-insurance fund ("SIF") (note 33)

32

29
Other
(2)

66

15
$

1,880
$

1,772
Current $

262
$

168
Long-term

1,618

1,604
Total

regulatory liabilities
$

1,880
$

1,772
(1) On August 5, 2024, Emera announced an

agreement to sell NMGC. As at December

31, 2024, NMGC's assets and liabilities
were classified as held for sale and excluded from

the table above.

For further details on the pending transaction, refer

to note 4.
(2) Comprised of regulatory assets and liabilities

that are not individually significant.
Deferred Income Tax

Regulatory Assets and Liabilities
To

the extent deferred income taxes are expected to be recovered from or returned to customers in future
years, a regulatory asset or liability is recognized as appropriate

.

TEC Capital Cost Recovery for Early Retired Assets
Represents the remaining net book value of Big Bend Power

Station Units 1 through 3 and smart meter
assets that were early retired. The balance earns a rate of return as permitted by the FPSC and is
recovered as a separate line item on customer bills for

a period of
15

years, beginning in January 2022.
Storm Cost Recovery Clauses
TEC and PGS Storm Reserve:
The storm reserve is for hurricanes and other named storms

that cause significant damage to TEC and
PGS systems. As allowed by the FPSC, if charges to the

storm reserve exceed the storm reserve liability,
the excess is to be carried as a regulatory asset. TEC

and PGS can petition the FPSC to seek recovery
of restoration costs over a 12-month period or longer,

as determined by the FPSC, as well as replenish
the reserve.
NSPI Storm Rider:
NSPI has a UARB approved storm rider for each of 2023,

2024 and 2025, which gives NSPI the ability to
apply to the UARB for recovery of costs if major storm

restoration expenses exceed approximately $
10
million in a given year. The

storm rider was effective as of the General Rate

Application (“GRA”) decision
date. The application for deferral and recovery of the storm rider is made in the year following the year of
the incurred cost, with recovery beginning in the year

after the application.

GBPC Storm Restoration:
This asset includes storm restoration costs incurred by

GBPC related to Hurricane Dorian in 2020 and
Hurricane Matthew in 2016.

Pension and Post-Retirement Medical Plan

This asset is primarily related to the deferred costs of pension and post-retirement benefits at TEC, PGS
and, in 2023, NMGC. Deferred costs of postretirement

benefits that are included in expense are
recognized as cost of service for rate-making purposes

as permitted by the FPSC and New Mexico Public
Regulation Commission (“NMPRC”), as applicable and

amortized over the remaining service life of plan
participants.
TEC Capital Cost Recovery for Retired Polk Unit 1

Components
This regulatory asset relates to the remaining net book value of certain components of Polk Unit 1 that
were early retired on December 31, 2024. The balance earns a rate of return as permitted by the FPSC
and will be recovered through base rates over an
11
-year recovery period beginning on January 1, 2025.
Deferrals Related to Derivative Instruments
This asset is primarily related to NSPI deferring changes in FV of derivatives that are documented as
economic hedges or that do not qualify for NPNS exemption,

as a regulatory asset or liability as approved
by the UARB. The realized gain or loss is recognized

when the hedged item settles in regulated fuel for
generation and purchased power,

other income, inventory,

or OM&G, depending on the nature of the item
being economically hedged.
Cost Recovery Clauses

These assets and liabilities are clauses and riders related to

TEC, PGS and, in 2023, NMGC.

They are
recovered or refunded through cost-recovery mechanisms

approved by the FPSC or NMPRC, as
applicable, on a dollar-for-dollar basis in a subsequent

period.

Environmental Remediations
This asset is primarily related to PGS costs associated with environmental remediation at Manufactured
Gas Plant sites. The balance is included in rate base, partially offsetting the related liability,

and earns a
rate of return as permitted by the FPSC. The timing of recovery is based on a settlement agreement
approved by the FPSC.
Stranded Cost Recovery
Due to decommissioning of a GBPC steam turbine in 2012,

the GBPA approved

recovery of a $
21

million
USD stranded cost through electricity rates; it is included in rate base and expected to be included in
rates in future years.

NSPI FAM
NSPI has a FAM, approved

by the UARB, allowing NSPI to recover fluctuating fuel

and certain fuel-
related costs from customers through regularly scheduled

fuel rate adjustments. Differences between
prudently incurred fuel costs and amounts recovered from customers through electricity rates in a year
are deferred to a FAM regulatory

asset or liability and recovered from or returned to

customers in
subsequent periods.

Accumulated Reserve – COR
This regulatory asset or liability represents the non-ARO

COR reserve in TEC, PGS, NSPI and in 2023,
NMGC. AROs represent the FV of estimated cash flows

associated with the Company’s legal obligation to
retire its PP&E.

Non-ARO COR represent estimated funds received

from customers through depreciation
rates to cover future COR of PP&E value upon retirement

that are not legally required. This reduces rate
base for ratemaking purposes. This liability is reduced

as COR are incurred and increased as
depreciation is recorded for existing assets and as new

assets are put into service.
Regulatory Environments and Updates
Florida Electric Utility
TEC is regulated by the FPSC and is also subject to regulation by the Federal Energy Regulatory
Commission. The FPSC sets rates at a level that allows

utilities such as TEC to collect total revenues or
revenue requirements equal to their cost of providing service,

plus an appropriate return on invested
capital. Base rates are determined in FPSC rate setting

hearings which can occur at the initiative of TEC,
the FPSC or other interested parties.
TEC’s approved regulated return on equity (“ROE”)

range for 2024 and 2023 was
9.25

per cent to
11.25
per cent based on an allowed equity capital structure of
54

per cent. An ROE of
10.20

per cent (2023 –
10.20

per cent) is used for the calculation of the return

on investments for clauses.
Base Rates:
On April 2, 2024, TEC filed a rate case with the FPSC for

new base rates. On December 3, 2024, the
FPSC rendered a decision which includes annual base

rate increases of $
185

million USD in 2025 and
adjustments of $
87

million USD and $
9

million USD in 2026 and 2027, respectively.

The allowed equity in
the capital structure will continue to be
54

per cent from investor sources of capital and the allowed
regulatory ROE range is
9.50

per cent to
11.50

per cent with a
10.50

per cent midpoint. On February 3,
2025, the FPSC issued the final order approving the decision,

effective January 1, 2025. On February 18,
2025, a motion for reconsideration on certain aspects of the rate case order was filed with the FPSC.

On August 16, 2023, TEC filed a petition to implement the

2024 Generation Base Rate Adjustment
provisions pursuant to the 2021 rate case settlement agreement.

Inclusive of TEC’s ROE adjustment, the
increase of $
22

million USD was approved by the FPSC on November

17, 2023.

Fuel Recovery and Other Cost Recovery Clauses:
TEC has a fuel recovery clause approved by the FPSC,

allowing the opportunity to recover fluctuating
fuel expenses from customers through annual fuel rate

adjustments. The FPSC annually approves cost-
recovery rates for purchased power,

capacity, environmental

and conservation costs, including a return
on capital invested. Differences between prudently

incurred fuel costs and the cost-recovery rates

and
amounts recovered from customers through electricity

rates in a year are deferred to a regulatory asset or
liability and recovered from or returned to customers

in subsequent periods.

On April 2, 2024, TEC requested a mid-course adjustment

to its fuel and capacity charges, reflecting a
$
138

million USD reduction over
12 months
, from June 2024 through May 2025. The requested

reduction
was due to a decrease in actual and projected 2024 natural

gas prices since TEC submitted its projected
2024 costs in the fall of 2023. On May 7, 2024, the FPSC

approved the mid-course adjustment.
On January 23, 2023, TEC requested an adjustment

to its fuel charges to recover the 2022 fuel under-
recovery of $
518

million USD over a period of
21 months
. The request also included an adjustment to
2023 projected fuel costs to reflect the reduction in natural gas prices since September 2022 for a
projected reduction of $
170

million USD for the balance of 2023. The changes were

approved by the
FPSC on March 7, 2023, and were effective

beginning on April 1, 2023.
Storm Reserve:
On
September 26, 2024, Hurricane Helene passed 100 miles west

of Tampa

and made landfall
approximately 200 miles north of Tampa,

in Taylor

County, as a Category

4 hurricane. TEC’s service
territory was impacted by the tropical storm force winds

and storm surge which resulted in a peak number
of customers out of 100,000. As of December 31, 2024, TEC

deferred $
49

million USD to the storm
reserve for future recovery.
On October 9, 2024, Hurricane Milton made landfall approximately

50 miles south of Tampa,

near
Sarasota, and was the worst weather event to impact the

area in over 100 years. The Category 3
hurricane had a significant impact on TEC’s service

territory which resulted in a peak number of
customers out of 600,000. As of December 31, 2024, TEC deferred

$
340

million USD to the storm
reserve for future recovery
.

As at December 31, 2024, total restoration costs charged

to the storm reserve account have exceeded
the storm reserve balance, and therefore $
377

million USD has been deferred as a regulatory asset

for
future recovery. On February

4, 2025, the FPSC approved TEC’s petition, filed

on December 27, 2024,
for the recovery of $
466

million USD for costs associated with Hurricane Idalia, Hurricane

Debby,
Hurricane Helene and Hurricane Milton and the associated

interest which will replenish the storm reserve
over an 18-month recovery period beginning March 2025.

The amount of cost-recovery is subject to a
true-up mechanism with the FPSC.
In September 2022, TEC was impacted by Hurricane Ian, with

$
119

million USD of restoration costs
charged against TEC’s FPSC approved storm reserve.

On January 23, 2023, TEC petitioned the FPSC
for recovery of the storm reserve regulatory asset and the replenishment of the balance in the storm
reserve to the approved storm reserve level of $
56

million USD, for a total of $
131

million USD. The storm
cost recovery surcharge was approved by the FPSC on March

7, 2023, and TEC began applying the
surcharge in April 2023. Subsequently,

on November 9, 2023, the FPSC approved TEC’s

petition, filed on
August 16, 2023, to update the total storm cost collection

to $
134

million USD. The remaining balance of
$
29

million USD as of December 31, 2023, was collected over

12 months in 2024.

Storm Protection Cost Recovery Clause and Settlement

Agreement:
The Storm Protection Plan Cost Recovery Clause provides

a process for Florida investor-owned utilities,
including TEC, to recover transmission and distribution

storm hardening costs for incremental activities
not already included in base rates. Differences between

prudently incurred clause-recoverable costs and
amounts recovered from customers through electricity

rates in a year are deferred and recovered from or
returned to customers in a subsequent year.

The current approved plan addressed the years 2023,

2024
and 2025 and was approved by the FPSC in October,

2022.
Canadian Electric Utilities
NSPI
NSPI is a public utility as defined in the Public Utilities

Act of Nova Scotia (“Public Utilities Act”) and is
subject to regulation under the Public Utilities Act by the UARB.

The Public Utilities Act gives the UARB
supervisory powers over NSPI’s operations and

expenditures. Electricity rates for NSPI’s customers

are
also subject to UARB approval. NSPI is not subject to

a general annual rate review process, but rather
participates in hearings held from time to time at NSPI’s

or the UARB’s request.
NSPI is regulated under a cost-of-service model, with rates

set to recover prudently incurred costs of
providing electricity service to customers and provide a

reasonable return to investors. NSPI’s approved
regulated ROE range for 2024 and 2023 was
8.75

per cent to
9.25

per cent based on an actual five
quarter average regulated common equity component

of up to
40

per cent of approved rate base.
GRA:
On February 2, 2023, the UARB approved the GRA settlement

agreement between NSPI, key customer
representatives and participating interest groups. This resulted in average customer rate increases of
6.9
per cent effective on February 2, 2023, and further

average increases of
6.5

per cent on January 1, 2024,
with any under or over-recovery of fuel costs addressed through the UARB’s established FAM

process. It
also established a storm rider and a demand-side management

rider. On March 27,

2023, the UARB
issued a final order approving the electricity rates effective on February 2, 2023.
Fuel Recovery:
On April 17, 2024, the UARB approved the sale of $
117

million of the FAM regulatory

asset to Invest
Nova Scotia, a provincial Crown corporation. On April

30, 2024, the transaction closed and the $
117
million was remitted to NSPI, which resulted in a corresponding decrease of the FAM regulatory

asset.
NSPI is collecting the amortization and financing costs

related to the $
117

million from customers on
behalf of Invest Nova Scotia over a
10
-year period, which began in Q2 2024, and is

remitting those
amounts to Invest Nova Scotia quarterly.

Federal Loan Guarantee (“FLG”):
On September 24, 2024, the Government of Canada finalized

an agreement with NSPI, NSPML and the
Province of Nova Scotia (the “Province”) on terms and

conditions for a FLG of $
500

million in debt to be
issued by NSPML to help Nova Scotia customers manage

unrecovered costs of the replacement energy
that was required during the several years of delay in the

Muskrat Falls hydroelectricity project. On
September 25, 2024, NSPI and NSPML filed applications

with the UARB related to the FLG. On
November 29, 2024, the UARB approved NSPML’s

application to issue the debt, transfer the proceeds

to
NSPI as a refund of a portion of previous NSPML assessment

payments, and to increase its annual
assessment charge to NSPI to recover the refund and

related financing costs over a
28
-year period. On
December 16, 2024, the net proceeds of the NSPML debt

issuance were transferred to NSPI and applied
against the FAM regulatory

asset balance. On February 18, 2025, the UARB approved

NSPI's application
to increase 2025 fuel rates to service the incremental

NSPML debt.
Storm Rider:
On December 2, 2024, the UARB approved the recovery

of $
24

million of major storm restoration and
incremental financing costs deferred to NSPI’s storm

rider in 2023 to be recovered over a
12
-month
period beginning on January 1, 2025.

Hurricane Fiona:
On June 27, 2024, the UARB approved the deferred recognition of $
25

million in incremental operating
costs incurred during the Hurricane Fiona storm restoration

efforts in September 2022. Following UARB
approval, the $
25

million was reclassified to “Regulatory assets”

from “Other long-term assets”. The
UARB also directed NSPI to reclassify $
10

million of undepreciated costs related to assets retired
because of Hurricane Fiona to “Regulatory assets” from “PP&E”

on the Consolidated Balance Sheets.
NSPI began amortizing both of these regulatory assets

over a
10
-year period beginning July 1, 2024.
Nova Scotia Cap-and-Trade

(“Cap-and-Trade”)

Program:
On December 31, 2022, the FAM

included a cumulative $
166

million in fuel costs related to the accrued
purchase of emissions credits and $
6

million related to credits purchased from provincial auctions.

On
March 16, 2023, the Province provided NSPI with emissions

allowances sufficient to achieve compliance
for the 2019 through 2022 period. As such, compliance costs

accrued of $
166

million were reversed in Q1
2023. The credits NSPI purchased from provincial auctions

in the amount of $
6

million were not refunded
and no further costs were incurred to achieve compliance

with the Cap-and-Trade Program.
Extra Large Industrial Active Demand Tariff:
On July 5, 2023, NSPI received approval from the UARB to

change the methodology in which fuel cost
recovery from an industrial customer is calculated. Due to significant volatility in commodity prices in
2022, the previous methodology did not result in a reasonable determination of the fuel cost to serve this
customer. The change in methodology,

effective January 1, 2022, results in a shifting

of fuel costs from
this industrial customer to the FAM.

This adjustment was recorded in Q2 2023 resulting

in a $
51

million
increase to the FAM regulatory

asset and an offsetting decrease to unbilled revenue

within Receivables
and other current assets. This adjustment had minimal

impact on earnings.
NSPML
Equity earnings from the Maritime Link are dependent

on the approved ROE and operational
performance of NSPML. NSPML’s

approved regulated ROE range is
8.75

per cent to
9.25

per cent,
based on an actual five-quarter average regulated common

equity component of up to
30

per cent.

Newfoundland and Labrador Hydro’s (“NLH”) Nova

Scotia Block (“NS Block”) delivery obligations
commenced in 2021 and delivery will continue over the next
35 years

pursuant to the agreements.

On September 24, 2024, the Government of Canada finalized

an agreement with NSPI, NSPML, and the
Province on terms and conditions for a FLG of $
500

million in debt to be issued by NSPML. For further
information, refer to the NSPI section above.

On November 29, 2024, NSPML received approval from the

UARB to collect up to $
197

million in 2025
from NSPI; which includes $
158

million for the recovery of costs associated with the Maritime

Link, and
$
39

million associated with the additional FLG debt and financing costs noted in the NSPI section above.
Payments from NSPI are subject to a holdback of up to $
4

million per month. There was
no

holdback
recorded for the year ended December 31, 2024.

On December 21, 2023, NSPML received approval from the

UARB to collect up to $
164

million in 2024
from NSPI for the recovery of costs associated with the

Maritime Link subject to a holdback of $
4

million
per month.

On October 4, 2023 and January 31, 2024, the UARB issued

decisions providing clarification on
remaining aspects of the Maritime Link holdback mechanism

primarily relating to release of past and
future holdback amounts and requirements to end the holdback mechanism. In these decisions, the
UARB agreed with the Company’s submission that

$
12

million ($
8

million related to 2022 and $
4

million
related to 2023) of the previously recorded holdback remain

credited to NSPI’s FAM,

with the remainder
released to NSPML and recorded in Emera’s “Income

from equity investments”. The UARB also
confirmed that NSPML can apply for termination of the

holdback mechanism upon
90

per cent of NS
Block deliveries being achieved for 12 consecutive months (subject to potential relief for planned outages
or exceptional circumstances) and the net outstanding

balance of previously underdelivered NS Block
energy is less than
10

per cent of the contracted annual amount. In addition,

the UARB increased the
monthly holdback amount from $
2

million to $
4

million beginning December 1, 2023.
Gas Utilities and Infrastructure
PGS
PGS is regulated by the FPSC. The FPSC sets rates at

a level that allows utilities such as PGS to collect
total revenues or revenue requirements equal to their

cost of providing service, plus an appropriate return
on invested capital.
PGS’s approved ROE range for 2024 and 2023

was
9.15

per cent to
11.15

per cent with a
10.15

per cent
midpoint, based on an allowed equity capital structure

of
54.7

per cent.

Base Rates:
On April 4, 2023, PGS filed a rate case with the FPSC

and a hearing for the matter was held in
September 2023. On November 9, 2023, the FPSC approved

a $
118

million USD increase to base
revenues which includes $
11

million USD transferred from the cast iron and bare

steel replacement rider,
for a net incremental increase to base revenues of $
107

million USD. This reflects a
10.15

per cent
midpoint ROE with an allowed equity capital structure of
54.7

per cent. A final order was issued on
December 27, 2023, with the new rates effective January

2024.
Fuel Recovery:
PGS recovers the costs it pays for gas supply and

interstate transportation for system supply through its
Purchased Gas Adjustment Clause (“PGAC”). This clause is designed to recover actual costs incurred by
PGS for purchased gas, gas storage services, interstate pipeline capacity, and

other related items
associated with the purchase, distribution, and sale of

natural gas to its customers.

These charges may
be adjusted monthly based on a cap approved annually

by the FPSC.
Recovery of Energy Conservation and Pipeline Replacement

Programs:
The FPSC annually approves a conservation charge that

is intended to permit PGS to recover prudently
incurred expenditures in developing and implementing

cost effective energy conservation programs

which
are required by Florida law and approved and monitored

by the FPSC. PGS also has a Cast Iron/Bare
Steel Pipe Replacement clause to recover the cost of accelerating the replacement of cast iron and bare
steel distribution lines in the PGS system. In February 2017,

the FPSC approved expansion of the Cast
Iron/Bare Steel clause to allow recovery of accelerated

replacement of certain obsolete plastic pipe. The
majority of cast iron and bare steel pipe has been removed

from its system, with replacement of obsolete
plastic pipe continuing until 2028 under the rider.

NMGC
NMGC is subject to regulation by the NMPRC. The NMPRC

sets rates at a level that allows NMGC to
collect total revenues equal to its cost of providing service,

plus an appropriate return on invested capital.

NMGC’s approved ROE for 2024 and 2023

was
9.375

per cent on an allowed equity capital structure of
52

per cent.

Base Rates:
On September 14, 2023, NMGC filed a rate case with

the NMPRC for new base rates.

On March 1, 2024,
NMGC filed with the NMPRC a settlement with the support

of all parties in the case for an increase of $
30
million USD in annual base revenues and maintaining

NMGC’s ROE at
9.375

per cent. The rates reflect
the recovery of increased operating costs and capital investments in pipeline projects and related
infrastructure, as well as a new customer information and

billing system. NMGC also agreed to withdraw,
and to not reassert in a future rate case application,

its request for a regulatory asset for costs associated
with its 2022 application for a certificate of public convenience and necessity for a liquefied natural gas
storage facility in New Mexico. The NMPRC approved

the rate case settlement on July 25, 2024. New
rates became effective October 1, 2024.
Fuel Recovery:
NMGC recovers gas supply costs through a PGAC. This

clause recovers actual costs for purchased gas,
gas storage services, interstate pipeline capacity,

and other related items associated with the purchase,
transmission, distribution, and sale of natural gas to its

customers. On a monthly basis, NMGC can adjust
charges based on the next month’s expected cost

of gas and any prior month under-recovery or over-
recovery. The NMPRC

requires that NMGC annually file a reconciliation

of the PGAC period costs and
recoveries. NMGC must file a PGAC Continuation Filing

with the NMPRC every four years to establish
that the continued use of the PGAC is reasonable and

necessary. NMGC

received approval of its PGAC
Continuation in December 2024, for the four-year period

ending December 2028.
Brunswick Pipeline

Brunswick Pipeline is a
145
-kilometre pipeline delivering natural gas from the Saint

John LNG import
terminal near Saint John, New Brunswick to markets in

the northeastern US. Brunswick Pipeline entered
into a
25
-year firm service agreement commencing in July

2009 with Repsol Energy Canada. The
agreement provides for a predetermined toll increase

in the fifth and fifteenth year of the contract. The
pipeline is considered a Group II pipeline regulated by

the Canada Energy Regulator (“CER”). The CER
Gas Transportation Tariff

is filed by Brunswick Pipeline in compliance with the

requirements of the CER
Act and sets forth the terms and conditions of the transportation rendered by Brunswick Pipeline.
Other Electric Utilities
BLPC
BLPC is regulated by the Fair Trading

Commission (“FTC”), under the Utilities Regulation (Procedural)
Rules 2003. BLPC is regulated under a cost-of-service model,

with rates set to recover prudently incurred
costs of providing electricity service to customers plus

an appropriate return on capital invested. BLPC’s
approved regulated return on rate base was
10

per cent for 2024 and 2023.
Licenses:
BLPC currently operates pursuant to a single integrated license to generate, transmit and distribute
electricity on the island of Barbados until 2028. In 2019, the Government of Barbados passed legislation
requiring multiple licenses for the supply of electricity.

In 2021, BLPC reached commercial agreement with
the Government of Barbados for each of the license types,

subject to the passage of implementing
legislation. The timing of the final enactment is unknown at this time, but BLPC will work towards the
implementation of the licenses once enacted.

Base Rates:
In 2021, BLPC submitted a general rate review application

to the FTC. In September 2022, the FTC
granted BLPC interim rate relief, allowing an increase in base rates of approximately $
1

million USD per
month. On February 15, 2023, the FTC issued a decision

on the application which included the following
significant items: an allowed regulatory ROE of
11.75

per cent, an equity capital structure of
55

per cent,
a directive to update the major components of rate base

to September 16, 2022, and a directive to
establish regulatory liabilities totalling approximately $
71

million USD. On March 7, 2023, BLPC filed a
Motion for Review and Variation

(the “Motion”) and applied for a stay of the FTC’s

decision, which was
subsequently granted. On November 20, 2023, the FTC

issued their decision dismissing the Motion.
Interim rates continue to be in effect through to

a date to be determined in a final decision and order.

On December 1, 2023, BLPC appealed certain aspects

of the FTC’s February 15 and November 20,
2023, decisions to the Supreme Court of Barbados in the

High Court of Justice (the “Court”) and
requested that they be stayed. On December 11,

2023, the Court granted the stay.

BLPC’s position is
that the FTC made errors of law and jurisdiction in their

decisions and believes the success of the appeal
is probable, and as a result, the adjustments to BLPC’s

final rates and rate base, including any
adjustments to regulatory assets and liabilities, have not been recorded at this time. The appeal is
currently scheduled to be heard in 2025.

Fuel Recovery:
BLPC’s fuel costs flow through a fuel pass-through

mechanism which provides opportunity to recover

all
prudently incurred fuel costs from customers in a timely

manner. The calculation of the fuel

charge is
adjusted on a monthly basis and reported to the FTC for

approval.
Clean Energy Transition

Rider (“CETR”):
On May 31, 2023, the FTC approved BLPC’s

application to establish an alternative cost recovery
mechanism to recover prudently incurred costs associated

with its CETR (the “Decision”). The
mechanism is intended to facilitate the timely recovery between rate cases of costs associated with
approved renewable energy assets. BLPC will be required

to submit an individual application for the
recovery of costs of each asset through the cost recovery

mechanism, meeting the minimum criteria as
set out in the Decision. On October 5, 2023, BLPC applied

to the FTC to recover the costs of a battery
storage system through the CETR. On May 6, 2024, the

FTC approved the recovery of a
15

MW battery
storage system through the CETR.
Barbados Domestic Tax

Rate Change:
On May 24, 2024, the Government of Barbados signed

the Income Tax

(Amendment and Validation)

Act
into law. The legislation, effective

January 1, 2024, implemented a corporate income

tax rate of
9

per
cent, requiring BLPC to remeasure its deferred income

tax liabilities. On July 18, 2024, BLPC requested
the deferred recovery of the $
5

million USD remeasurement. BLPC is seeking amortization

of the costs
over a period to be approved by the FTC during a future

rate setting process.

GBPC
GBPC is regulated by the GBPA.

The GBPA

has granted GBPC a licensed, regulated and exclusive
franchise to produce, transmit and distribute electricity

on the island until 2054. Rates are set to recover
prudently incurred costs of providing electricity service

to customers plus an appropriate return on rate
base. GBPC’s approved regulated return on rate base

was
8.52

per cent for 2024 (2023 –
8.32

per cent).
Electricity Act, 2024:
On June 1, 2024, the Electricity Act, 2024 took effect.

The legislation purports to remove the jurisdiction of
the GBPA over GBPC

and to have the Utilities Regulation and Competition

Authority, another

Bahamian
regulator, regulate GBPC.

Base Rates:
There is a fuel pass-through mechanism and tariff review

policy with new rates submitted every three
years. On August 1, 2024, as required by the GBPA

Operating Protocol and Regulatory Framework
Agreement, GBPC filed a rate plan proposal and is awaiting

regulatory review.

Fuel Recovery:
GBPC’s fuel costs flow through a fuel pass-through

mechanism which provides the opportunity to recover
all prudently incurred fuel costs from customers in a timely manner. In 2023 and 2024,

the fuel pass
through charge was adjusted monthly,

in-line with actual fuel costs.
8. INVESTMENTS SUBJECT TO SIGNIFICANT INFLUENCE AND EQUITY INCOME
Equity Income Percentage
Carrying Value For the year ended of
As at December 31 December 31 Ownership
millions of dollars 2024 2023 2024 2023 2024
NSPML $

475
$

489
$

44
$

46

100.0
M&NP

(1)

124

118

20

21

12.9
Lucelec
(1)

55

48

4

4

19.5
LIL
(2)
-

747

29

63
-

Bear Swamp

(3)
-

-

2

12

50.0
$

654
$

1,402
$

99
$

146
(1) Emera has significant influence over the operating

and financial decisions of these companies through

Board representation
and therefore, records its investment in these

entities using the equity method.

(2) On June 4, 2024, Emera completed the sale

of its equity interest in the LIL. For further

details, refer to note 4.
(3) The investment balance in Bear Swamp is

in a credit position primarily as a result

of a $
179

million distribution received in 2015.
Bear Swamp's credit investment balance of $
92

million (2023 – $
81

million) is recorded in Other long-term liabilities

on the
Consolidated Balance Sheets.

Equity investments include a $
9

million difference between the cost and the

underlying FV of the
investees' assets as at the date of acquisition. The excess

is attributable to goodwill.
Emera accounts for its variable interest investment in

NSPML as an equity investment (note 33).
NSPML's consolidated summarized balance sheets are illustrated as follows:
As at December 31 December 31
millions of dollars 2024 2023
Balance Sheets
Current assets $

37
$

21
PP&E

1,425

1,473
Regulatory assets

(1)

778

272
Non-current assets

27

29
Total

assets
$

2,267
$

1,795
Current liabilities $

55
$

48
Long-term debt
(2)

1,570

1,109
Non-current liabilities

167

149
Equity

475

489
Total

liabilities and equity
$

2,267
$

1,795
(1) On November 29, 2024, the UARB approved

the creation of a $
500

million regulatory asset for debt issued as a

result of the
FLG. For further details, refer to note 7.
(2) On December 16, 2024, NSPML issued a

$
500

million bond under the FLG. For further details

refer to note 7.

9. OTHER INCOME, NET
For the Year ended December 31
millions of dollars 2024 2023
Gain on sale of LIL, net of transaction costs

(1)
$

182
$
-

AFUDC

53

38
Pension non-current service cost recovery

35

35
Interest income

23

43
Transaction costs related to the pending sale of NMGC

(1)
(25)
-

Charges related to wind-down costs and certain asset impairments (2)
(29)
-

FX (losses) gains
(58)

20
Other

22

22
$

203
$

158
(1) For more information related to the gain

on sale, after transaction costs, of Emera's indirect

minority interest in the LIL and the
pending sale of NMGC, refer to note 4.
(2) Primarily related to the wind-down of Block

Energy LLC
10. INTEREST EXPENSE, NET
Interest expense, net consisted of the following:
For the Year ended December 31
millions of dollars 2024 2023
Interest on debt

$

1,004
$

954
Allowance for borrowed funds used during construction
(23)
(16)
Other
(8)
(13)
$

973
$

925
11. INCOME TAXES
The income tax provision, for the years ended December

31, differs from that computed using the
enacted combined Canadian federal and provincial statutory

income tax rate for the following reasons:
millions of dollars 2024 2023
Income before provision for income taxes $

409
$

1,173
Statutory income tax rate
29.0%
29.0%
Income taxes, at statutory income tax rate

119

340
Deferred income taxes on regulated income recorded as regulatory assets and regulatory liabilities
(90)
(72)
Interest and financing expenses
(58)
-

Valuation allowance
(58)

3
Tax

credits
(57)
(53)
Goodwill impairment charge

49
-

Amortization of deferred income tax regulatory liabilities
(36)
(33)
Foreign tax rate variance
(31)
(36)
Additional impact from the sale of LIL equity interest

22
-

Tax

effect of equity earnings
(14)
(15)
Manufacturing allowance
(9)
(8)
Other

4

2
Income tax (recovery) expense $
(159)
$

128
Effective income tax rate
(39%)
11%
Bahamian Domestic Minimum Top

-up Tax

Act (“Domestic Top

-up Tax

Act”):
On November 28, 2024, the Domestic Top

-up Tax

Act was enacted with an effective date of January

1,
2024.The Domestic Top

-up Tax

Act did not have an impact on the Company.

Excessive Interest and Financing Expenses Limitation

(“EIFEL”) Regime:
On June 20, 2024, Bill C-59, an Act to implement certain provisions of the fall economic statement tabled
in Parliament on November 21, 2023, and certain provisions

of the budget tabled in Parliament on March
28, 2023, was enacted.

Bill C-59 includes the EIFEL regime, which is effective

January 1, 2024. EIFEL
applies to limit a company’s net interest and financing

expense deduction to no more than 30 per cent of
earnings before interest, income taxes, depreciation, and amortization for tax purposes. Any denied
interest and financing expenses under the EIFEL regime can

be carried forward indefinitely.
During 2024, the Company incurred $
185

million of interest and financing expenses in connection with

a
specific financing structure. The interest and financing expenses related to the financing structure as well
as $
88

million of other interest and financing expenses are expected to be denied under the EIFEL
regime. It was determined that the Company is more likely

than not to realize the tax benefit of the denied
interest and financing expenses in future periods and therefore

a $
79

million deferred income tax asset
has been recorded as at December 31, 2024. In Q4 2024, the

Company recognized a $
58

million tax
benefit related to the denied interest and financing expenses and the reversal of the related deferred
income tax liability in connection with the financing structure and its wind-up.
Canadian Global Minimum Tax

Act (“GMTA”):
On June 20, 2024, the GMTA

was enacted with an effective date of January

1, 2024. The GMTA

did not
have an impact on the Company.
Barbados Domestic Tax

Rate Change:

On May 24, 2024, the Government of Barbados signed the

Income Tax

(Amendment and Validation)

Act

into law. The legislation, effective

January 1, 2024, implemented a corporate income tax

rate of
9

per

cent, requiring BLPC to remeasure its deferred income

tax liabilities.

Barbados Corporation Top

-up Tax

(Amendment) Act (“Top

-up Tax

Act”):
On May 24, 2024, the Top

-up Tax

Act was enacted with an effective date of January

1, 2024. The Top

-up
Tax

Act did not have an impact on the Company
.

United States Inflation Reduction Act (“IRA”):
On August 16, 2022, the IRA was signed into legislation.

The IRA includes numerous tax incentives for
clean energy, such

as the extension and modification of existing investment

and production tax credits for
projects placed in service through 2024, and introduces

new technology-neutral clean energy related tax
credits beginning in 2025. As of December 31, 2024, the

Company has recorded a $
82

million (December
31, 2023 – $
30

million) regulatory liability on the Consolidated Balance

Sheets in recognition of its
obligation to pass the incremental tax benefits realized

to customers.
The following table reflects the composition of taxes on

income from continuing operations presented in
the Consolidated Statements of Income for the years ended

December 31:
millions of dollars 2024 2023
Current income taxes

Canada
$

29
$

26

United States

4

5
Deferred income taxes

Canada
(200)

93

United States

155

128
Adjustments to beginning of the year valuation allowance

Canada
(61)
-
Investment tax credits

United States
(6)
(29)
Operating loss carryforwards

Canada
(4)
(93)

United States
(76)
(2)
Income tax (recovery) expense $
(159)
$

128

The following table reflects the composition of income

before provision for income taxes presented in the
Consolidated Statements of Income for the years ended

December 31:
millions of dollars 2024 2023
Canada $

156
$

171
United States

203

964
Other

50

38
Income before provision for income taxes $

409
$

1,173
The deferred income tax assets and liabilities presented in

the Consolidated Balance Sheets as at
December 31 consisted of the following:
millions of dollars 2024 2023
Deferred income tax assets:
Tax

loss carryforwards
$

1,118
$

1,195
Tax

credit carryforwards

534

454
Regulatory liabilities

225

175
Derivative instruments

144

205
Other

462

372
Total

deferred income tax assets before valuation allowance

2,483

2,401
Valuation allowance
(322)
(363)
Total

deferred income tax assets after valuation allowance
$

2,161
$

2,038
Deferred income tax liabilities:
PP&E $
(3,421)
$
(3,223)
Regulatory assets
(198)
(196)
Derivative instruments
(105)
(235)
Investments subject to significant influence
(46)
(216)
Other
(330)
(312)
Total

deferred income tax liabilities

$
(4,100)
$
(4,182)
Consolidated Balance Sheets presentation:
Long-term deferred income tax assets $

392
$

208
Long-term deferred income tax liabilities
(2,331)
(2,352)
Net deferred income tax liabilities $
(1,939)
$
(2,144)
Considering all evidence regarding the utilization of the Company’s deferred income tax assets, it has
been determined that Emera is more likely than not to realize all recorded deferred income tax assets,
except for certain loss carryforwards and unrealized capital losses on long-term debt and investments. A
valuation allowance of $
322

million has been recorded as at December 31, 2024 (2023

– $
363

million)
related to the loss carryforwards, long-term debt and investments.

During 2024, the Company recognized
a $
58

million tax benefit primarily due to the utilization of certain loss carryforwards, which were subject to
a valuation allowance as at December 31, 2023.
The Company intends to indefinitely reinvest earnings

from certain foreign operations. Accordingly,

$
4.7
billion as at December 31, 2024 (2023 – $
4.7

billion) in cumulative temporary differences for which
deferred taxes might otherwise be required, have not

been recognized. It is impractical to estimate the
amount of income and withholding tax that might be payable

if a reversal of temporary differences
occurred.

Emera’s NOL, capital loss and tax credit carryforwards

and their expiration periods as at December 31,
2024 consisted of the following:
Subject to
Tax Valuation Net Tax Expiration
millions of dollars Carryforwards Allowance Carryforwards Period
Canada

NOL
$

2,420
$
(967)
$

1,453
2026 - 2044

Capital loss

55
(55)
-

Indefinite

Tax Credit
2
(1)
1
2028 - 2042

United States

Federal NOL
$

1,587
$
(1)
$

1,586
2036 - Indefinite

State NOL

1,351
(1)

1,350
2026 - Indefinite

Tax credit

533
(3)

530
2025 - 2044
Other

NOL
$

91
$
(23)
$

68
2025 - 2031
The following table provides details of the change in unrecognized tax benefits for the years ended
December 31 as follows:
millions of dollars 2024 2023
Balance, January 1 $

37
$

33
Increases due to tax positions related to current year

6

5
Increases due to tax positions related to a prior year

2

1
Decreases due to tax positions related to a prior year
(3)
(2)
Balance, December 31 $

42
$

37
Unrecognized tax benefits relate to the timing of certain

tax deductions at NSPI and research and
development tax credits primarily at TEC. The total amount

of unrecognized tax benefits as at December
31, 2024 was $
42

million (2023 – $
37

million), which would affect the effective

tax rate if recognized. The
total amount of accrued interest with respect to unrecognized tax benefits was $
10

million (2023 – $
9
million) with $
1

million interest expense recognized in the Consolidated

Statements of Income (2023 – $
2
million).
No

penalties have been accrued. The balance of unrecognized

tax benefits could change in the
next 12 months as a result of resolving Canada Revenue

Agency (“CRA”) and Internal Revenue Service
audits. A reasonable estimate of any change cannot be made

at this time.
NSPI and the CRA are currently in a dispute with respect

to the timing of certain tax deductions for
its 2006 through 2010 and 2013 through 2016 taxation

years. The ultimate permissibility of the tax
deductions is not in dispute; rather,

it is the timing of those deductions. The cumulative net

amount in
dispute to date is $
126

million (2023 – $
126

million), including interest. NSPI has prepaid $
55

million
(2023 – $
55

million) of the amount in dispute, as required by

CRA.
On November 29, 2019, NSPI filed a Notice of Appeal

with the Tax

Court of Canada with respect to its
dispute of the 2006 through 2010 taxation years. Should

NSPI be successful in defending its position, all
payments including applicable interest will be refunded.

If NSPI is unsuccessful in defending any portion
of its position, the resulting taxes and applicable interest will be deducted from amounts previously paid,
with the difference, if any,

either owed to, or refunded from, the CRA. The related

tax deductions will be
available in subsequent years.
Should NSPI be similarly reassessed by the CRA for years

not currently in dispute, further payments will
be required; however, the

ultimate permissibility of these deductions would be

similarly not in dispute.
NSPI and its advisors believe that NSPI has reported

its tax position appropriately.

NSPI continues to
assess its options to resolving the dispute; however,

the outcome of the Notice of Appeal process is not
determinable at this time.

Emera files a Canadian federal income tax return, which

includes its Nova Scotia provincial income tax.
Emera’s subsidiaries file Canadian, US, Barbados,

and St. Lucia income tax returns. As at December

31,
2024, the Company’s tax years still open to examination

by taxing authorities include 2006 and
subsequent years.

12. COMMON STOCK
Authorized : Unlimited number of non-par value common shares.
2024 2023
Issued and outstanding:
millions
of shares

millions of
dollars
millions of
shares

millions of
dollars
Balance, January 1

284.12
$

8,462

269.95
$

7,762
Issuance of common stock under ATM program
(1)(2)

5.12

261

8.29

397
Issued under the DRIP,

net of discounts

6.10

291

5.26

272
Senior management stock options exercised and Employee Share
Purchase Plan

0.60

28

0.62

31
Balance, December 31

295.94
$

9,042

284.12
$

8,462
(1) For the year ended December 31, 2023, a

total of
8,287,037

common shares were issued under Emera's ATM program at an
average price of $
48.27

per share for gross proceeds of $
400

million ($
397

million net of after-tax issuance costs).
(2) For the year ended December 31, 2024, a

total of
5,117,273

common shares were issued under Emera's ATM program at an
average price of $
51.52

per share for gross proceeds of $
264

million ($
261

million net of after-tax issuance costs). As at December
31, 2024, an aggregate gross sales limit of $
336

million remained available for issuance under the

ATM program.
As at December 31, 2024, the following common shares

were reserved for issuance:
6

million (2023 –
6
million) under the senior management stock option plan,
2

million (2023 –
2

million) under the employee
common share purchase plan and
12

million (2023 –
18

million) under the DRIP.

The issuance of common shares under the common share compensation arrangements does not allow
the plans to exceed
10

per cent of Emera's outstanding common shares. As at

December 31, 2024,
Emera was in compliance with this requirement.

ATM Equity Program
On November 18, 2024, Emera increased the size of

the ATM Program to

allow the Company to issue up
to $
1

billion of common shares from treasury to the public from

time to time, at the Company's discretion,
at the prevailing market price. The ATM

Program was increased by an amendment dated November 18,
2024 to its prospectus supplement dated November 14, 2023 and an amendment dated November 13,
2024 to its short form base shelf prospectus dated October 3,

2023.
13. EARNINGS PER SHARE
Basic earnings per share is determined by dividing net income attributable to common shareholders by
the weighted average number of common shares outstanding

during the period. Diluted EPS is computed
by dividing net income attributable to common shareholders

by the weighted average number of common
shares outstanding during the period, adjusted for the exercise and/or conversion of all potentially dilutive
securities. Such dilutive items include Company contributions to the senior management stock option
plan, convertible debentures and shares issued under the DRIP.

The following table reconciles the computation of basic

and diluted earnings per share:
For the Year ended December 31
millions of dollars (except per share amounts) 2024 2023
Numerator
Net income attributable to common shareholders $

493.6
$

977.7
Diluted numerator

493.6

977.7
Denominator
Weighted average shares of common stock outstanding – basic

289.1

273.6
Stock-based compensation

0.1

0.2
Weighted average shares of common stock outstanding – diluted

289.2

273.8
Earnings per common share
Basic

$

1.71
$

3.57
Diluted $

1.71
$

3.57
14. ACCUMULATED OTHER

COMPREHENSIVE INCOME
The components of AOCI are as follows:
millions of dollars
Unrealized gain
(loss) on
translation of
self-sustaining
foreign
operations
Net change
in net

investment

hedges
Gains (losses)
on derivatives
recognized

as cash flow
hedges
Net change
on available-
for-sale
investments
Net change in
unrecognized
pension and
post-retirement
benefit costs
Total

AOCI
For the year ended December 31, 2024
Balance, January 1, 2024 $

369
$
(24)
$

14
$
(2)
$
(52)
$

305
OCI before

reclassifications

1,027
(139)
-

2
-

890
Amounts reclassified from

AOCI
-

-

(2)
-

68

66
Net current period OCI

1,027
(139)
(2)

2

68

956
Balance, December 31, 2024 $

1,396
$
(163)
$

12
$
-

$

16
$

1,261
For the year ended December 31, 2023
Balance, January 1, 2023 $

639
$
(62)
$

16
$
(2)
$
(13)
$

578
OCI before

reclassifications
(270)

38
-

-

-

(232)
Amounts reclassified from

AOCI
-

-

(2)
-

(39)
(41)
Net current period OCI
(270)

38
(2)
-

(39)
(273)
Balance, December 31, 2023 $

369
$
(24)
$

14
$
(2)
$
(52)
$

305
The reclassifications out of AOCI are as follows:
For the Year ended December 31
millions of dollars 2024 2023
Affected line item in the Consolidated Financial Statements
Gains on derivatives recognized as cash flow hedges

Interest rate hedge
Interest expense, net $
(2)
$
(2)
Net change in unrecognized pension and post-retirement benefit costs

Actuarial losses
Other income, net $

2
$
-

Past service (gains) costs
Other income, net
(2)

2

Amounts reclassified into obligations
Pension and post-retirement benefits

68
(40)
Total

before tax

68
(38)
Income tax expense
-

(1)
Total

net of tax
$

68
$
(39)
Total reclassifications out of AOCI, net of tax, for the period $

66
$
(41)

15. INVENTORY
As at December 31 December 31
millions of dollars

2024 2023
Materials

$

453
$

408
Fuel

328

382
Total $

781
$

790
16. DERIVATIVE

INSTRUMENTS
Derivative assets and liabilities relating to the foregoing categories consisted of the following:
Derivative Assets Derivative Liabilities
As at December 31 December 31 December 31 December 31
millions of dollars 2024 2023 2024 2023
Regulatory deferral:

Commodity swaps and forwards
$

25
$

16
$

44
$

76

FX forwards

27

3

3

3

52

19

47

79
HFT derivatives:

Power swaps and physical contracts

34

29

30

36

Natural gas swaps, futures, forwards, physical

contracts

236

319

660

531

270

348

690

567
Other derivatives:

Equity derivatives

-

4

2
-

FX forwards
-

18

34

7
-

22

36

7
Total

gross current derivatives

322

389

773

653
Impact of master netting agreements:

Regulatory deferral
(7)
(3)
(7)
(3)

HFT derivatives
(148)
(146)
(148)
(146)
Total

impact of master netting agreements
(155)
(149)
(155)
(149)
Less: Derivatives classified as held for sale
(1)
(1)
-

(1)
-

Total derivatives $

166
$

240
$

617
$

504
Current
(2)

115

174

526

386
Long-term
(2)

51

66

91

118
Total derivatives $

166
$

240
$

617
$

504
(1) On August 5, 2024, Emera announced an

agreement to sell NMGC. As at December

31, 2024, NMGC's assets and liabilities
were classified as held for sale. For further details

on the pending transaction, refer to note 4.
(2) Derivative assets and liabilities are classified

as current or long-term based upon the maturities

of the underlying contracts.
Cash Flow Hedges
On May 26, 2021, a treasury lock was settled for a

gain of $
19

million that is being amortized through
interest expense over
10 years

as the underlying hedged item settles. As of December 31,

2024, the
unrealized gain in AOCI was $
12

million, after-tax (December 31, 2023 – $
14

million, after-tax). For the
year ended December 31, 2024, unrealized gains of $
2

million (2023 – $
2

million) have been reclassified
from AOCI into interest expense, net. The Company expects

$
2

million of unrealized gains currently in
AOCI to be reclassified into net income within the next

twelve months.

Regulatory Deferral
The Company has recorded the following changes with

respect to derivatives receiving regulatory
deferral:
Commodity Physical Commodity
swaps and FX natural gas swaps and FX
millions of dollars forwards forwards purchases forwards forwards
For the year ended December 31 2024 2023
Unrealized gain (loss) in regulatory assets $
(27)
$

5
$
-

$
(109)
$
(3)
Unrealized gain (loss) in regulatory liabilities

11

33
(3)
(73)
-

Realized gain in regulatory assets
(8)
-

-

(5)
-

Realized loss in regulatory liabilities

4
-

-

2
-

Realized (gain) loss in inventory
(1)

11
(8)
-

4
(10)
Realized (gain) loss in regulated fuel for generation
and purchased power
(2)

50
(6)
(49)
(9)
(4)
Other
-

-

-

(14)
-

Total

change in derivative instruments
$

41
$

24
$
(52)
$
(204)
$
(17)
(1) Realized (gains) losses will be recognized in

fuel for generation and purchased power when

the hedged item is consumed.
(2) Realized (gains) losses on derivative instruments

settled and consumed in the period and hedging relationships that have been
terminated or the hedged transaction is no longer

probable.
As at December 31, 2024, the Company had the following

notional volumes designated for regulatory
deferral that are expected to settle as outlined below:
millions 2025 2026-2027
Physical natural gas purchases:
Natural gas (MMBtu)

6
-

Commodity swaps and forwards purchases:
Natural gas (MMBtu)

21

23
Power (MWh)

1
-

Coal (metric tonnes)

1
-

FX forwards:
FX contracts (millions of USD) $

208
$

69
Weighted average rate

1.3361

1.3296
% of USD requirements
50%
17%
HFT Derivatives
The Company has recognized the following realized and

unrealized gains (losses) with respect to HFT
derivatives:
For the

Year ended December 31
millions of dollars 2024 2023
Power swaps and physical contracts in non-regulated operating revenues $

12
$
(6)
Natural gas swaps, forwards, futures and physical contracts in non-regulated operating revenues

195

1,043
Total

gains in net income
$

207
$

1,037
As at December 31, 2024, the Company had the following

notional volumes of outstanding HFT
derivatives that are expected to settle as outlined below:
2029 and
millions

2025 2026 2027 2028 thereafter
Natural gas purchases (Mmbtu)

262

111

43

30

73
Natural gas sales (Mmbtu)

299

69

16

8

4
Power purchases (MWh)

1
-

-

-

-

Power sales (MWh)

1
-

-

-

-

Other Derivatives
As at December 31, 2024, the Company had equity

derivatives in place to manage cash flow risk
associated with forecasted future cash settlements of deferred compensation obligations and FX forwards
in place to manage cash flow risk associated with forecasted

USD cash inflows.
The equity derivatives
hedge the return on
2.9

million shares and extends until December 2025. The

FX forwards have a
combined notional amount of $
520

million USD and expire in 2025 through 2026.
For the Year ended December 31
millions of dollars 2024 2023
FX Equity FX Equity
Forwards Derivatives Forwards Derivatives
Unrealized gain (loss) in OM&G $
-

$
(2)
$
-

$

4
Unrealized gain (loss) in other income, net
(44)
-

28
-

Realized gain (loss) in OM&G
-

16
-

(13)
Realized loss in other income, net
(12)
-

(11)
-

Total

gains (losses) in net income
$
(56)
$

14
$

17
$
(9)
Credit Risk
The Company is exposed to credit risk with respect to

amounts receivable from customers, energy
marketing collateral deposits and derivative assets. Credit risk is the potential loss from a counterparty’s
non-performance under an agreement. The Company manages

credit risk with policies and procedures
for counterparty analysis, exposure measurement, and

exposure monitoring and mitigation. Credit
assessments are conducted on all new customers and

counterparties, and deposits or collateral are
requested on any high-risk accounts.

The Company assesses the potential for credit losses

on a regular basis and, where appropriate,
maintains provisions. With respect to counterparties, the Company has implemented procedures to
monitor the creditworthiness and credit exposure of counterparties and to consider default probability in
valuing the counterparty positions. The Company monitors

counterparties’ credit standing, including those
that are experiencing financial problems, have significant swings in default probability rates, have credit
rating changes by external rating agencies, or have changes

in ownership. Net liability positions are
adjusted based on the Company’s current default probability.

Net asset positions are adjusted based on
the counterparty’s current default probability.

The Company assesses credit risk internally for
counterparties that are not rated.
As at December 31, 2024, the maximum exposure the

Company had to credit risk was $
1.3

billion (2023
– $
1.2

billion), which included accounts receivable net

of collateral/deposits and assets related to
derivatives.

It is possible that volatility in commodity prices could cause the Company to have material credit risk
exposures with one or more counterparties. If such counterparties fail to perform their obligations under
one or more agreements, the Company could suffer

a material financial loss. The Company transacts with
counterparties as part of its risk management strategy for managing commodity price, FX and interest
rate risk. Counterparties that exceed established credit

limits can provide a cash deposit or letter of credit
to the Company for the value in excess of the credit limit where contractually required. The total cash
deposits/collateral on hand as at December 31, 2024 was

$
303

million (2023 – $
310

million), which
mitigated the Company’s maximum credit risk

exposure. The Company uses the cash as payment for the
amount receivable or returns the deposit/collateral to the

customer/counterparty where it is no longer
required by the Company.

The Company enters into commodity master arrangements

with its counterparties to manage certain
risks, including credit risk to these counterparties. The

Company generally enters into International Swaps
and Derivatives Association agreements, North American Energy

Standards Board agreements and, or
Edison Electric Institute agreements. The Company believes

entering into such agreements offers
protection by creating contractual rights relating to creditworthiness,

collateral, non-performance and
default.
As at December 31, 2024, the Company had $
140

million (2023 – $
142

million) in financial assets,
considered to be past due, which have been outstanding for

an average
61

days. The FV of these
financial assets was $
128

million (2023 – $
127

million), the difference of which was included

in the
allowance for credit losses. These assets primarily relate

to accounts receivable from electric and gas
revenue.

Concentration Risk
The Company's concentrations of risk consisted of the

following:
As at December 31, 2024 December 31, 2023
millions of
dollars
% of total
exposure
millions of
dollars
% of total
exposure
Receivables, net
Regulated utilities:
Residential $

376
22%
$

476
31%
Commercial

184
11%

194
13%
Industrial

73
4%

84
5%
Other

105
6%

103
7%
Cash collateral

46
3%
94
6%

784
46%

951
62%
Trading group:
Credit rating of A- or above

88
5%

47
3%
Credit rating of BBB- to BBB+

42
2%

33
2%
Not rated

165
10%

108
7%

295
17%

188
12%
Other accounts receivable

331
20%

151
10%
Classification as assets held for sale

(1)

118
7%
-

0%

1,528
90%

1,290
84%
Derivative Instruments (current and long-term)
Credit rating of A- or above

91
5%

138
9%
Credit rating of BBB- to BBB+

1
0%

7
1%
Not rated

74
5%

95
6%

166
10%

240
16%
$

1,694
100%
$

1,530
100%
(1) On August 5, 2024, Emera announced the

sale of NMGC. As at December 31, 2024

NMGC's assets and liabilities were
classified as held for sale. For further details, refer

to note 4.
Cash Collateral
The Company’s cash collateral positions consisted

of the following:
As at December 31 December 31
millions of dollars 2024 2023
Cash collateral provided to others $

198
$

101
Cash collateral received from others $

5
$

22

Collateral is posted in the normal course of business based

on the Company’s creditworthiness, including
its senior unsecured credit rating as determined by certain

major credit rating agencies. Certain
derivatives contain financial assurance provisions that require collateral to be posted if a material adverse
credit-related event occurs. If a material adverse event resulted in the senior unsecured debt falling below
investment grade, the counterparties to such derivatives

could request ongoing full collateralization.
As at December 31, 2024, the total FV of derivatives

in a liability position was $
617

million (December 31,
2023
–

$
504

million). If the credit ratings of the Company

were reduced below investment grade, the full
value of the net liability position could be required to be

posted as collateral for these derivatives.
17. FV MEASUREMENTS
The Company is required to determine the FV of all derivatives except those which qualify for the NPNS
exemption (see note 1) and uses a market approach

to do so. The three levels of the FV hierarchy are
defined as follows:
Level 1 – Where possible, the Company bases the fair valuation of its financial assets and liabilities on
quoted prices in active markets (“quoted prices”) for identical assets and liabilities.
Level 2 – Where quoted prices for identical assets and

liabilities are not available, the valuation of certain
contracts must be based on quoted prices for similar assets

and liabilities with an adjustment related to
location differences. Also, certain derivatives are valued

using quotes from over-the-counter clearing
houses.
Level 3 – Where the information required for a Level 1

or Level 2 valuation is not available, derivatives
must be valued using unobservable or internally developed inputs.

The primary reasons for a Level 3
classification are as follows:
●

While valuations were based on quoted prices, significant assumptions were necessary to reflect
seasonal or monthly shaping and locational basis differentials.
●

The term of certain transactions extends beyond the period when quoted prices are available and,
accordingly, assumptions

were made to extrapolate prices from the last quoted

period through the
end of the transaction term.
●

The valuations of certain transactions were based on internal models, although quoted prices were
utilized in the valuations.
Derivative assets and liabilities are classified in their entirety,

based on the lowest level of input that is
significant to the FV measurement.

The following tables set out the classification of the methodology used by the Company to FV its
derivatives:
As at December 31, 2024
millions of dollars Level 1 Level 2 Level 3 Total
Assets
Regulatory deferral:

Commodity swaps and forwards
$

15
$

3
$
-

$

18

FX forwards
-

27
-

27

15

30
-

45
HFT derivatives:

Power swaps and physical contracts

2

23

5

30

Natural gas swaps, futures, forwards, physical

contracts and related transportation

13

52

27

92

15

75

32

122
Less: Derivatives classified as held for sale
(1)
-

(1)
-

(1)
Total assets

30

104

32

166
Liabilities
Regulatory deferral:

Commodity swaps and forwards
$

18
$

19
$
-

$

37

FX forwards
-

3
-

3

18

22
-

40
HFT derivatives:

Power swaps and physical contracts

2

21

4

27

Natural gas swaps, futures, forwards and physical

contracts
(11)

89

437

515
(9)

110

441

542
Other derivatives:

FX forwards
-

34
-

34

Equity derivatives

2
-

-

2

2

34
-

36
Less: Derivatives classified as held for sale
(1)
-

(1)
-

(1)
Total liabilities

11

165

441

617
Net assets (liabilities)

$

19
$
(61)
$
(409)
$
(451)
(1) On August 5, 2024, Emera announced an

agreement to sell NMGC. As at December

31, 2024, NMGC's assets and liabilities
were classified as held for sale. For further details

on the pending transaction, refer to note 4

As at December 31, 2023
millions of dollars Level 1 Level 2 Level 3 Total
Assets
Regulatory deferral:

Commodity swaps and forwards
$

7
$

6
$
-

$

13

FX forwards
-

3
-

3

7

9
-

16
HFT derivatives:

Power swaps and physical contracts
(5)

23
-

18

Natural gas swaps, futures, forwards, physical

contracts and related transportation

42

108

34

184

37

131

34

202
Other derivatives:

FX forwards
-

18
-

18

Equity derivatives

4
-

-

4

4

18
-

22
Total assets

48

158

34

240
Liabilities
Regulatory deferral:

Commodity swaps and forwards

43

30
-

73

FX forwards
-

3
-

3

43

33
-

76
HFT derivatives:

Power swaps and physical contracts
-

24
-

24

Natural gas swaps, futures, forwards and physical

contracts

13

19

365

397

13

43

365

421
Other derivatives:

FX forwards
-

7
-

7
-

7
-

7
Total liabilities

56

83

365

504
Net assets (liabilities) $
(8)
$

75
$
(331)
$
(264)
The change in the FV of the Level 3 financial assets and liabilities for the year ended December 31, 2024
was as follows:
HFT Derivatives
millions of dollars Power
Natural gas

Total
Assets
Balance, beginning of period $
-

$

34
$

34
Total

realized and unrealized gains (losses) included in non-regulated operating revenues

5
(7)
(2)
Balance, December 31, 2024

$

5
$
27
$

32
Liabilities
Balance, beginning of period $
-

$

365
$

365
Total

realized and unrealized gains (losses) included in non-regulated operating revenues

4

72

76
Balance, December 31, 2024

$

4
$
437
$

441
Significant unobservable inputs used in the FV measurement

of Emera’s natural gas and power
derivatives include third-party sourced pricing for instruments based on illiquid markets. Significant
increases (decreases) in any of these inputs in isolation would result in a significantly lower (higher) FV
measurement. Other unobservable inputs used include internally developed correlation factors and basis
differentials; own credit risk; and discount rates.

Internally developed correlations and basis differentials
are reviewed on a quarterly basis based on statistical analysis of the spot markets in the various illiquid
term markets.

Discount rates may include a risk premium for those

long-term forward contracts with
illiquid future price points to incorporate the inherent uncertainty of these points. Any risk premiums for
long-term contracts are evaluated by observing similar

industry practices and in discussion with industry
peers.

The Company uses a modelled pricing valuation technique for

determining the FV of Level 3 derivative
instruments. The following table outlines quantitative information about the significant unobservable
inputs used in the FV measurements categorized within Level

3 of the FV hierarchy:
Significant
Weighted

millions of dollars FV Unobservable Input Low High average
(1)
Assets Liabilities
As at December 31, 2024
HFT derivatives – Power

5
4
Third-party pricing
$25.60
$139.65
$82.63
swaps and physical contracts
HFT derivatives – Natural

27
437
Third-party pricing
$2.20
$17.54
$8.57
gas swaps, futures, forwards

and physical contracts

Total $
32
$
441
Net liability $
409
As at December 31, 2023
HFT derivatives – Natural

34
365
Third-party pricing
$1.27
$16.25
$4.85
gas swaps, futures, forwards

and physical contracts

Total $
34
$
365
Net liability $
331
(1) Unobservable inputs were weighted by the

relative FV of the instruments.
Long-term debt is a financial liability not measured at

FV on the Consolidated Balance Sheets. The
balance consisted of the following:
As at Carrying
millions of dollars Amount FV Level 1 Level 2 Level 3 Total
December 31, 2024 $

18,407
$

17,941
$
-

$

17,688
$

253
$

17,941
December 31, 2023 $

18,365
$

16,621
$
-

$

16,363
$

258
$

16,621
The Company has designated $
1.2

billion USD denominated Hybrid Notes as a hedge of the

foreign
currency exposure of its ne
t investment

in USD denominated operations. The Company’s Hybrid Notes
are contingently convertible into preferred shares in the

event of bankruptcy or other related events. A
redemption option on or after June 15, 2026 is available

and at the control of the Company.

The Hybrid
Notes are classified as Level 2 financial assets. As at

December 31, 2024, the FV of the Hybrid Notes
was $
1.2

billion (2023 – $
1.2

billion). An after-tax foreign currency loss of $
139

million was recorded in
AOCI for the year ended December 31, 2024 (2023

– $
38

million after-tax gain).
18. RELATED PARTY

TRANSACTIONS
In the ordinary course of business, Emera provides energy

and other services and enters into
transactions with its subsidiaries, associates and other

related companies on terms similar to those
offered to non-related parties. Intercompany balances

and intercompany transactions have been
eliminated on consolidation, except for the net profit on

certain transactions between non-regulated and
regulated entities in accordance with accounting standards

for rate-regulated entities. All material
amounts are under normal interest and credit terms.

Significant transactions between Emera and its associated companies are as follows:
●

Transactions between NSPI and NSPML

related to the Maritime Link assessment are reported

in the
Consolidated Statements of Income. NSPI’s expense

is reported in Regulated fuel for generation and
purchased power, totalling

a recovery of $
324

million for the year ended December 31, 2024 (2023

–
$
163

million expense). NSPML is accounted for as an

equity investment, and therefore corresponding
earnings related to this revenue are reflected in Income

from equity investments.

●
Natural gas transportation capacity purchases from M&NP

are reported in the Consolidated
Statements of Income. Purchases from M&NP reported

net in Operating revenues, Non-regulated,
totalled $
11

million for the year ended December 31, 2024 (2023
– $
14

million).
There were no significant receivables or payables between

Emera and its associated companies reported
on Emera’s Consolidated Balance Sheets as at December

31, 2024 and at December 31, 2023.
19. RECEIVABLES AND OTHER CURRENT ASSETS
As at December 31 December 31
millions of dollars

2024 2023
Customer accounts receivable – billed $

834
$

805
Customer accounts receivable – unbilled

342

363
Capitalized transportation capacity
(1)

216

358
Cash collateral provided to others

198

101
Prepaid expenses

105

105
Income tax receivable

22

10
Allowance for credit losses
(12)
(15)
Other

106

90
Total

receivables and other current assets
$

1,811
$

1,817
(1) Capitalized transportation capacity represents the

value of transportation/storage received by EES

on asset management
agreements at the inception of the contracts. The

asset is amortized over the term of each contract.
20. LEASES
Lessee
The Company has operating leases for buildings, land, telecommunication services, and rail cars.
Emera’s leases have remaining lease terms of 1 year to 61 years, some of which include options to extend the leases for up to 65 years. These options are included as part of the lease term when it is considered reasonably certain they will be exercised.

As at December 31 December 31
millions of dollars

Classification 2024 2023
Right-of-use asset Other long-term assets $
52
$

54
Lease liabilities

Current
Other current liabilities
3

3

Long-term
Other long-term liabilities
54

55
Total

lease liabilities
$
57
$

58
The Company recorded lease expense of $
123

million for the year ended December 31, 2024 (2023

–
$
127

million), of which $
112

million (2023 – $
119

million) related to variable costs for power generation
facility finance leases, recorded in “Regulated fuel for

generation and purchased power” in the
Consolidated Statements of Income.

Future minimum lease payments under non-cancellable operating leases for each of the next five years
and in aggregate thereafter are as follows:
millions of dollars 2025 2026 2027 2028 2029 Thereafter Total
Minimum lease payments $

5
$

3
$

3
$

3
$

3
$

115
$

132
Less imputed interest
(75)
Total $

57

Additional information related to Emera's leases is as follows:
Year ended December 31
For the 2024 2023
Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows for operating leases (millions of dollars)
$

10
$

8
Right-of-use assets obtained in exchange for lease obligations:

Operating leases (millions of dollars)
$
-

$

1
Weighted average remaining lease term (years)

44

44
Weighted average discount rate-

operating leases
3.96%
3.93%
Lessor
The Company’s net investment in direct finance

and sales-type leases primarily relates to Brunswick
Pipeline, Seacoast, compressed natural gas (“CNG”)

stations, a renewable natural gas (“RNG”) facility
and heat pumps.
The Company manages its risk associated with the residual

value of the Brunswick Pipeline lease
through proper routine maintenance of the asset.
Customers have the option to purchase CNG station assets

by paying a make-whole payment at the date
of the purchase based on a targeted internal rate of return

or may take possession of the CNG station
asset at the end of the lease term for no cost. Customers

have the option to purchase heat pumps at the
end of the lease term for a nominal fee.
Commencing in October 2023, the Company leased a RNG

facility to a biogas producer that is classified
as a sales-type lease. The term of the facility lease is
15 years
, with a nominal value purchase at the end
of the term and a net investment of approximately $
35

million USD.

Direct finance and sales-type lease unearned income is recognized in income over the life of the lease
using a constant rate of interest equal to the internal

rate of return on the lease and is recorded as
“Operating revenues – regulated gas” and “Other income,

net” on the Consolidated Statements of
Income.
The total net investment in direct finance and sales-type

leases consist of the following:

As at December 31 December 31
millions of dollars

2024 2023
Total

minimum lease payment to be received
$

1,310
$

1,360
Less: amounts representing estimated executory costs
(182)
(190)
Minimum lease payments receivable $

1,128
$

1,170
Estimated residual value of leased property (unguaranteed)

183

183
Less: Credit loss reserve
(2)
(2)
Less: unearned finance lease income
(655)
(693)
Net investment in direct finance and sales-type leases $

654
$
658
Principal due within one year (included in "Receivables and other current assets")

44

37
Net Investment in direct finance and sales type leases – long-term $
610
$
621
As at December 31, 2024, future minimum lease payments

to be received for each of the next five years
and in aggregate thereafter were as follows:
millions of dollars 2025 2026 2027 2028 2029 Thereafter Total
Minimum lease payments to be
received
$

99
$

100
$

99
$

97
$

96
$

819
$

1,310
Less: executory costs
(182)
Total $

1,128

21. PROPERTY,

PLANT AND EQUIPMENT
PP&E consisted of the following regulated and non-regulated

assets:

As at December 31 December 31
millions of dollars

Estimated useful life 2024 (1) 2023
Generation
5

to
131
$

14,297
$

13,500
Transmission
10

to
80

3,106

2,835
Distribution
10

to
65

8,512

7,417
Gas transmission and distribution
15

to
75

4,658

5,536
General plant and other

(2)
2

to
60

3,078

2,985
Total

cost

33,651

32,273
Less: Accumulated depreciation
(2)
(10,442)
(9,994)

23,209

22,279
Construction work in progress
(2)

2,959

2,097
Net book value $

26,168
$

24,376
(1) On August 5, 2024, Emera announced an

agreement to sell NMGC. As at December

31, 2024, NMGC's assets and liabilities
were classified as held for sale and excluded from

the table above.

For further details on the pending transaction, refer

to note 4.
(2) SeaCoast owns a
50
% undivided ownership interest in a jointly

owned
26
-mile pipeline lateral located in Florida, which went

into
service in 2020. At December 31, 2024, SeaCoast’s

share of plant in service was $
27

million USD (2023 – $
27

million USD), and
accumulated depreciation of $
3

million USD (2023 – $
2

million USD). SeaCoast’s undivided ownership interest

is financed with its
funds and all operations are accounted for as

if such participating interest were a wholly

owned facility. SeaCoast’s share of direct
expenses of the jointly owned pipeline is included

in "OM&G" in the Consolidated Statements

of Income.

22. EMPLOYEE BENEFIT PLANS
Emera maintains a number of contributory defined-benefit (“DB”) and defined-contribution (“DC”) pension plans, which cover substantially all of its employees. The Company also provides non-pension benefits for its retirees.
Emera’s net periodic benefit cost included the following:
Benefit Obligation and Plan Assets:
Changes in the benefit obligation and plan assets, and

the funded status for plans were as follows:
For the

Year ended December 31
millions of dollars 2024 2023
DB pension
plans
Non-pension
benefit plans
DB pension

plans
Non-pension
benefit plans
Change in Projected Benefit Obligation ("PBO") and Accumulated Post-retirement Benefit Obligation
("APBO"):
Balance, January 1 $

2,273
$

227
$

2,158
$

243
Service cost

35

3

30

3
Plan participant contributions

6

5

6

6
Interest cost

110

12

111

13
Plan amendments
-

-

-

(14)
Benefits paid

(153)
(21)
(147)
(29)
Actuarial losses (gains)
(1)

13
(3)

146

10
Settlements and curtailments
-

-

(8)
-

FX translation adjustment

83

18
(23)
(5)
Balance, December 31 $

2,367
$

241
$

2,273
$

227
Change in plan assets:
Balance, January 1 $

2,298
$

48
$

2,163
$

46
Employer contributions

36

13

42

23
Plan participant contributions

6

5

6

6
Benefits paid
(153)
(21)
(147)
(29)
Actual return on assets, net of expenses

226

4

262

3
Settlements and curtailments
-

-

(8)
-

FX translation adjustment

80

5
(20)
(1)
Balance, December 31 $

2,493
$

54
$

2,298
$

48
Funded status, end of year

$

126
$
(187)
$

25
$
(179)
(1) The actuarial losses recognized in the period

are primarily due to changes in the discount

rate, higher than expected indexation,
and compensation-related assumption changes.

Plans with PBO/APBO in Excess of Plan Assets:
The aggregate financial position for pension plans where

the PBO or APBO (for post-retirement benefit
plans) exceeded the plan assets for the years ended December

31 were as follows:
millions of dollars 2024 2023
DB pension
plans
Non-pension
benefit plans
DB pension

plans
Non-pension
benefit plans
PBO/APBO
$

95
$

219
$

120
$

205
FV of plan assets

11
-

37
-

Funded status $
(84)
$
(219)
$
(83)
$
(205)

Plans with Accumulated Benefit Obligation (“ABO”) in Excess of Plan Assets:
The ABO for the DB pension plans was $
2,255

million as at December 31, 2024 (2023 – $
2,172

million).
The aggregate financial position for those plans with an ABO in excess of the plan assets for the years
ended December 31 were as follows:
millions of dollars 2024 2023
DB pension
plans
DB pension

plans
ABO
$

90
$

114
FV of plan assets

11

37
Funded status $
(79)
$
(77)
Balance Sheet:
The amounts recognized in the Consolidated Balance Sheets

consisted of the following:
As at December 31 December 31
millions of dollars 2024 2023
DB pension
plans
Non-pension
benefit plans
DB pension

plans
Non-pension
benefit plans
Other current liabilities $
(5)
$
(21)
$
(5)
$
(18)
Liabilities associated with assets held for
sale

(1)
-

(1)
-

-

Long-term liabilities
(78)
(196)
(78)
(187)
Other long-term assets

208
-

108

26
Assets held for sale
(1)

1

31
-

-

AOCI, net of tax and regulatory assets

354

22

385

20
Deferred income tax expense in AOCI
(8)
(1)
(8)
(1)
Net amount recognized $

472
$
(166)
$

402
$
(160)
(1) On August 5, 2024, Emera announced an

agreement to sell NMGC. As at December

31, 2024, NMGC's assets and liabilities
were classified as held for sale. For further details

on the pending transaction, refer to note 4.
Amounts Recognized in AOCI and Regulatory Assets:
Unamortized gains and losses and past service costs

arising on post-retirement benefits are recorded in
AOCI or regulatory assets. The following table summarizes

the change in AOCI and regulatory assets:
Regulatory assets
Actuarial

(gains) losses
Past service
gains millions of dollars
DB Pension Plans:
Balance, January 1, 2024 $

324
$

53
$
-

Amortized in current period
(9)
(3)
-

Current year additions

19
(67)
-

Change in FX rate

29
-

-

Balance, December 31, 2024 $

363
$
(17)
$
-

Non-pension benefits plans:
Balance, January 1, 2024 $

29
$
(8)
$
(2)
Amortized in current period

2

1

2
Current year reductions
(5)
(1)
-

Change in FX rate

3
-

-

Balance, December 31, 2024 $

29
$
(8)
$
-

As at December 31 December 31
millions of dollars 2024 2023
DB pension
plans
Non-pension
benefit plans
DB pension

plans
Non-pension
benefit plans
Actuarial (gains) losses $
(17)
(8)
$

53
(8)
Past service gains
-

-

-

(2)
Deferred income tax expense

8

1

8

1
AOCI, net of tax
(9)
(7)

61
(9)
Regulatory assets

363

29

324

29
AOCI, net of tax and regulatory assets $

354
$

22
$

385
$

20
Benefit Cost Components:
Emera's net periodic benefit cost included the following:
As at Year ended December 31
millions of dollars 2024 2023
DB pension
plans
Non-pension
benefit plans
DB pension

plans
Non-pension
benefit plans
Service cost $

35
$

3
$

30
$

3
Interest cost

110

12

111

13
Expected return on plan assets
(160)
(2)
(161)
(2)
Current year amortization of:

Actuarial losses (gains)

3
(2)

1
(3)

Past service gains
-

(2)
-

-

Regulatory assets

9
(2)

6
(2)
Settlement, curtailments
-

1

2
-

Total $
(3)
$

8
$
(11)
$

9
The expected return on plan assets is determined based on

the market-related value of plan assets of
$
2,571

million as at January 1, 2024 (2023 – $
2,577

million), adjusted for interest on certain cash flows
during the year.
The market-related value of assets is based on a smoothed asset value. Any investment gains (or losses) in excess of (or less than) the expected return on plan assets are recognized on a straight-line basis into the market-related value of assets over a multi-year period.
Pension Plan Asset Allocations:
Emera’s investment policy includes discussion

regarding the investment philosophy,

the level of risk
which the Company is prepared to accept with respect

to the investment of the Pension Funds, and the
basis for measuring the performance of the assets. Central to the policy is the target asset allocation by
major asset categories. The objective of the target asset allocation is to diversify risk and to achieve asset
returns that meet or exceed the plan’s actuarial

assumptions. The diversification of assets reduces the
inherent risk in financial markets by requiring that assets

be spread out amongst various asset classes.
Further, within each asset class,

a diversification is undertaken through the investment

in a broad range
of investment and non-investment grade securities. Emera’s

target asset allocation is as follows:
Asset Class
Target

Range at Market
Canadian Pension Plans:
Short-term securities
0%
to
10%
Fixed income
34%
to
49%
Equities:

Canadian
5%
to
15%

Non-Canadian
37%
to
61%
Non-Canadian Pension Plans:
Cash and cash equivalents
0%
to
10%
Fixed income
29%
to
49%
Equities
48%
to
68%

Pension plan assets are overseen by the respective

management pension committees in the sponsoring
companies. All pension investments are in accordance with policies approved by the respective Board of
Directors of each sponsoring company.

The following tables set out the classification of the methodology used by the Company to FV its
investments (for more information on the FV hierarchy

and measurement, refer to note 17):
millions of dollars NAV Level 1 Level 2 Total Percentage
As at December 31, 2024
Cash and cash equivalents $
-
$
39
$
-
$
39
2
%
Net in-transits
-
(27)
-
(27)
(1)
%
Equity securities:

Canadian equity
-
109
-
109
4
%

United States equity

-
312
-
312
12
%

Other equity
-
140
-
140
5
%
Fixed income securities:

Government
-
-
132
132
5
%

Corporate
-
-
92
92
4
%

Other
-
-
22
22
1
%
Mutual funds
-
13
-
13
1
%
Open-ended investments
measured at NAV

(1)
1,142
-
-
1,142
46
%
Common collective trusts
measured at NAV
(2)
519
-
-
519
21
%
Total

$
1,661
$
586
$
246
$
2,493
100
%
As at December 31, 2023
Cash and cash equivalents $
-

$

40

$

-

$

40
2
%
Net in-transits
-
(9)
-
(9)
-
%
Equity securities:

Canadian equity
-
96
-
96
4
%

United States equity

-
141
-
141
6
%

Other equity
-
112
-
112
5
%
Fixed income securities:

Government
-

-

172
172
8
%

Corporate
-

-

90
90
4
%

Other
-
4
5
9
-
%
Mutual funds
-
50
-
50
2
%
Other
-
6
(1)
5
-
%
Open-ended investments
measured at NAV

(1)
1,006

-

-
1,006
44
%
Common collective trusts
measured at NAV
(2)
586

-

-
586
25
%
Total

$

1,592
$

440
$

266
$

2,298
100
%
(1) Net asset value ("NAV") investments are open-ended registered and non-registered mutual funds, collective investment trusts,
or pooled funds. NAV’s are calculated at least monthly and the funds honour subscription and redemption activity regularly.
(2) The common collective trusts are private funds

valued at NAV.

The NAVs are calculated based on bid prices of the underlying securities. Since the prices are not published to external

sources, NAV is used as a practical expedient. Certain funds invest primarily in equity securities of domestic and

foreign issuers while others invest in long duration

U.S. investment grade fixed
income assets and seeks to increase return through

active management of interest rate and

credit risks. The funds honour
subscription and redemption activity regularly.
Non-Pension Benefit Plans:
There are no assets set aside to pay for most of the Company’s non-pension benefit plans. As is common
practice, post-retirement health benefits are paid from

general accounts as required. The exception to this
is the NMGC Retiree Medical Plan, which is fully funded.

Investments in Emera:
As at December 31, 2024 and 2023, assets related to the

pension funds and post-retirement benefit plans
did not hold any material investments in Emera or its subsidiaries securities. However,

as a significant
portion of assets for the benefit plan are held in pooled

assets, there may be indirect investments in these
securities.
Cash Flows:
The following table shows expected cash flows for DB pension and other post-retirement benefit plans:
millions of dollars
DB pension

plans
Non-pension
benefit plans
Expected employer contributions
2025 $

41
$

21
Expected benefit payments
2025

175

23
2026

179

23
2027

182

23
2028

184

23
2029

186

22
2030 – 2034

950

103
Assumptions:
The following table shows the assumptions that have been

used in accounting for DB pension and other
post-retirement benefit plans:
2024 2023
(weighted average assumptions)
DB pension
plans
Non-pension
benefit plans
DB pension

plans
Non-pension
benefit plans
Benefit obligation – December 31:
Discount rate - past service
5.07
%
4.91
%
4.89
%
4.89
%
Discount rate - future service
5.12
%
5.00
%
4.88
%
4.89
%
Rate of compensation increase
3.73
%
3.72
%
3.87
%
3.85
%
Health care trend

- initial (next year)
-
6.53
%
-
6.04
%

- ultimate

-
3.77
%
-
3.76
%

- year ultimate reached
2044
2043
Benefit cost for year ended December 31:
Discount rate - past service
4.89
%
4.89
%
5.33
%
5.31
%
Discount rate - future service
4.88
%
4.89
%
5.34
%
5.32
%
Expected long-term return on plan assets
6.43
%
3.69
%
6.56
%
2.16
%
Rate of compensation increase
3.87
%
3.85
%
3.62
%
3.61
%
Health care trend

- initial (current year)
-
6.04
%
-
5.40
%

- ultimate

-
3.76
%
-
3.77
%

- year ultimate reached
2043
2043
Actual assumptions used differ by plan.
The expected long-term rate of return on plan assets is based on historical and projected real rates of return for the plan’s current asset allocation, and assumed inflation. A real rate of return is determined for each asset class. Based on the asset allocation, an overall expected real rate of return for all assets is determined. The asset return assumption is equal to the overall real rate of return assumption added to the inflation assumption, adjusted for assumed expenses to be paid from the plan.
The discount rate is based on high-quality long-term corporate bonds, with maturities matching the
estimated cash flows from the pension plan.
DC Pension Plan:
Emera also provides a DC pension plan for certain employees.

The Company’s contribution for the year
ended December 31, 2024 was $
51

million (2023 – $
45

million).

23. GOODWILL
The change in goodwill for the year ended December 31

was due to the following:
millions of dollars

2024 2023
Balance, January 1 $

5,871
$

6,012
Change in FX rate

504
(141)
Impairment charges
(214)
-

Classified as assets held for sale
(1)
(303)
-

Balance, December 31 $

5,858
$

5,871
(1) As at December 31, 2024, NMGC's assets

and liabilities were classified as held for

sale. For further details on the pending
transaction, refer to note 4.
Goodwill is subject to an annual assessment for impairment

at the reporting unit level. The goodwill on
Emera’s Consolidated Balance Sheets at December

31, 2024, related to TECO Energy,

Inc. (reporting
units with goodwill are TEC, PGS, and NMGC).

On August 5, 2024, Emera announced an agreement to sell

NMGC. As the expected transaction
proceeds on the pending sale will be less than the NMGC carrying amount, the Company performed a
quantitative goodwill impairment assessment for the NMGC

reporting unit. It was determined that the
NMGC carrying amount exceeded the FV of the expected transaction proceeds, and as a result, a non-
cash goodwill impairment charge of $
210

million, pre-tax, was recorded in Q3 2024, reducing the

NMGC
reporting unit goodwill balance to $
303

million as at December 31, 2024. This non-cash charge

is
included in “Impairment charges” on the Consolidated

Statements of Income.
In 2024, a qualitative assessment was performed for TEC

given the significant excess of FV over carrying
amounts calculated during the last quantitative test in

Q4 2023. Management concluded it was more likely
than not that the FV of this reporting unit exceeded

its carrying amount, including goodwill. As such, no
quantitative testing was required. Given the length of time

passed since the last quantitative impairment
test for the PGS reporting unit, Emera elected to bypass

a qualitative assessment and performed a
quantitative impairment assessment in Q4 2024 using a combination of the income and market approach.
This assessment estimated that the FV of the PGS reporting

unit exceeded its carrying amount, including
goodwill, and as a result, no impairment charges were

recognized.

24. SHORT-TERM DEBT
Emera’s short-term borrowings consist of commercial

paper issuances, advances on revolving and non-
revolving credit facilities and short-term notes. Short-term debt and the related weighted-average interest
rates as at December 31 consisted of the following:
millions of dollars

2024
Weighted
average

interest rate 2023
Weighted
average

interest rate
Florida Electric Utility
Advances on revolving credit facilities $

915
4.77
% $

277
5.68
%
Gas Utilities and Infrastructure
PGS – Advances on revolving credit facilities

199
5.36
%

73
6.36
%
NMGC – Advances on revolving credit facilities

46
5.52
%

25
6.46
%
Other Electric Utilities
GBPC – Advances on revolving credit facilities

19
7.20
%

8
5.54
%
Other
TECO Finance – Advances on revolving credit and term facilities

265
5.53
%

245
6.54
%
Emera – Bank indebtedness

2
-
%

9
-
%
Emera – Non-revolving term facilities
-

-
%

796
6.07
%
$

1,446
$

1,433
Adjustment
Classification as liabilities held for sale
(1)
(46)
-

Short-term debt $

1,400
$

1,433
(1) On August 5, 2024, Emera announced an agreement

to sell NMGC. As at December 31, 2024,

NMGC's liabilities were classified
as held for sale. For further details on the pending

transaction, refer to note 4.
The Company’s total short-term unsecured revolving

and non-revolving credit facilities, outstanding
borrowings and available capacity as at December 31 were

as follows:

millions of dollars Maturity 2024 2023
TEC – committed revolving credit facility
2028
$

1,151
$

401
TECO Finance – committed revolving credit facility
2028

576

529
PGS – revolving credit facility
2028

360

331
NMGC – revolving credit facility
2026

180

165
Emera – non-revolving term facility
2024
-

400
Emera – non-revolving term facility
2024
-

400
TEC – revolving facility
2024
-

265
TEC – revolving facility
2024
-

265
Other – committed revolving credit facilities Various

35

17
Total $

2,302
$

2,773
Less:
Advances under revolving credit and term facilities

1,400

1,433
Letters of credit issued within the credit facilities

4

3
Total

advances under available facilities

1,404

1,436
Available capacity under existing agreements $

898
$

1,337
The weighted average interest rate on outstanding short-term debt at December 31, 2024 was
5.05

per
cent (2023 –
5.95

per cent).

Recent Significant Financing Activity by Segment
Florida Electric Utilities
On April 1, 2024, TEC amended its $
800

million USD unsecured committed revolving credit facility

to
extend the maturity date from
December 17, 2026

to
December 1, 2028
. There were no other changes in
commercial terms from the prior agreement.
Other
On June 24, 2024, Emera repaid its $
400

million unsecured non-revolving term facility set to mature in
August 2024.
On June 17, 2024, Emera repaid $
200

million on the December 2024 unsecured non-revolving

term
facility, decreasing

the facility from $
400

million to $
200

million. In December 2024, Emera repaid the
$
200

million upon maturity.
On April 1, 2024, TECO Finance amended its $
400

million USD unsecured committed revolving credit
facility to extend the maturity date from
December 17, 2026

to
December 1, 2028
. There were no other
changes in commercial terms from the prior agreement.
25. OTHER CURRENT LIABILITIES
As at December 31 December 31
millions of dollars

2024 2023
Accrued charges $

189
$

172
Accrued interest on long-term debt

106

107
Pension and post-retirement liabilities (note 22)

26

23
Sales and other taxes payable

11

11
Income tax payable

4

2
Other

153

112
$

489
$

427

26. LONG-TERM DEBT
Bonds, notes and debentures are at fixed interest rates

and are unsecured unless noted below.

Included
are certain bankers’ acceptances and commercial paper

where the Company has the intention and the
unencumbered ability to refinance the obligations for a period greater than one year.
Long-term debt as at December 31 consisted of the following:
Weighted average interest
rate
(1)
millions of dollars 2024 2023 Maturity 2024 2023
Florida Electric Utility
Senior unsecured notes
4.36%
4.61%
2029 - 2051
$

5,720
$

5,654
Canadian Electric Utilities
NSPI – Commercial paper
(2)
Variable
Variable
2029
$

177
$

721
NSPI – Senior unsecured notes
5.12%
5.13%
2025 - 2097

3,184

3,165
$

3,361
$

3,886
Gas Utilities and Infrastructure
PGS – Senior unsecured notes
5.63%
5.63%
2028 - 2053
$

1,331
$

1,223
NMGC – Senior unsecured notes
3.78%
3.78%
2026 - 2051

698

642
NMGC – Unsecured loan notes N/A
Variable
2024
-

30
NMGI – Senior unsecured notes N/A
3.64%
2024
-

198
EBP – Secured loan notes
Variable
Variable
2028

250

246
$

2,279
$

2,339
Other Electric Utilities
Unsecured loan notes
4.06%
4.78%
2025 - 2028
$

143
$

121
Unsecured loan notes
Variable
Variable
2025 - 2027

104

104
Secured senior notes and debentures

(3)
2.38%
3.06%
2026 - 2040

169

197
$

416
$

422
Other
Unsecured loan notes

Variable
Variable
2026 - 2029
$

992
$

465
Senior unsecured notes
3.99%
3.65%
2026 - 2046

3,525

3,637
Senior unsecured notes
4.84%
4.84%
2030

500

500
Fixed to floating subordinated notes

(4)
6.75%
6.75%
2076

1,727

1,587
Junior subordinated notes
7.63%
0.00%
2054

720
-

$

7,464
$

6,189
Adjustments
Debt issuance costs
(137)
(125)
Classification as liabilities held for sale
(5)
(696)
-

Amount due within one year

(6)
(234)
(676)
$
(1,067)
$
(801)
Long-Term Debt $

18,173
$

17,689
(1) Weighted average interest rate of fixed rate long-term debt.
(2) Discount notes are backed by a revolving

credit facility which matures in 2029.

(3) Notes are issued and payable in either USD

or BBD.

(4) In 2024, the Company recognized $
110

million in interest expense (2023 – $
109

million) related to its fixed to floating
subordinated notes.
(5) On August 5, 2024, Emera announced an

agreement to sell NMGC. As at December

31, 2024, NMGC's liabilities were
classified as held for sale.

For further details on the pending transaction,

refer to note 4.
(6) Excludes NMGC amounts which are classified

as current liabilities associated with assets held

for sale.

The Company’s total long-term revolving credit facilities,

outstanding borrowings and available capacity as
at December 31 were as follows:
millions of dollars Maturity 2024 2023
Emera – committed revolving credit facility
(1)
June 2029
$

1,300
$

900
NSPI – revolving credit facility
(1)
June 2029

800

800
Emera – Unsecured non-revolving credit facility
February 2026

200

400
TEC – Unsecured committed revolving credit facility
December 2026
-

657
NSPI – non-revolving credit facility
July 2024
-

400
NMGC – Unsecured non-revolving credit facility
March 2024
-

30
ECI – revolving credit facilities
October 2024
-

10
Total $

2,300
$

3,197
Less:
Borrowings under credit facilities

1,169

1,884
Letters of credit issued inside credit facilities

12

6
Use of available facilities $

1,181
$

1,890
Available capacity under existing agreements $

1,119
$

1,307
(1) Advances on the revolving credit facility can be

made by way of overdraft on accounts up to

$
50

million.
Debt Covenants
Emera and its subsidiaries have debt covenants associated

with their credit facilities. Covenants are
tested regularly and the Company is in compliance with

covenant requirements. Emera’s significant
covenants are listed below:
As at
Financial Covenant Requirement December 31, 2024
Emera
Syndicated credit facilities Debt to capital ratio Less than or equal to
0.70

to 1
0.55

: 1
Recent Significant Financing Activity by Segment
Florida Electric Utility
On July 12, 2024, TEC repaid a $
300

million USD note upon maturity.

This note was repaid with
proceeds from commercial paper.
On January 30, 2024, TEC issued $
500

million USD of senior unsecured bonds that bear interest

at
4.90
per cent with a maturity date of
March 1, 2029
. Proceeds from the issuance were primarily used for the
repayment of short-term borrowings outstanding under the
5
-year credit facility.
Canadian Electric Utilities
On June 24, 2024, NSPI amended its unsecured non-revolving

credit facility to extend the maturity date
from
July 15, 2024

to
June 24, 2025

and reduce the facility from $
400

million to $
300

million. On
December 16, 2024, NSPI repaid the $
300

million unsecured non-revolving credit facility.
On June 24, 2024, NSPI amended its unsecured committed

revolving credit facility to extend the maturity
date from
December 16, 2027

to
June 24, 2029
. There were no other material changes in commercial
terms from the prior agreement.
On June 13, 2024, NSPI entered a non-revolving credit

facility to finance the Battery Energy Storage
Project. NSPI can request funds under the facility quarterly for amounts related to incurred project costs
up to the total commitment of the lessor of $
120

million and
45.06

per cent of the total eligible project
costs over the term of the agreement. The facility will be

available until
6

months after completion of the
project, not to exceed
May 21, 2027
, and matures
20

years following the end of the period. As at
December 31, 2024, NSPI had utilized $
19

million from the facility,

which bears interest at
2.51

per cent.

Gas Utilities and Infrastructure
On December 10, 2024, Brunswick Pipeline amended

its non-revolving loan agreement. The maturity
date was extended to December 2028 and now includes

annual principal repayments.
On July 30, 2024, New Mexico Gas Intermediate, Inc. repaid

its $
150

million USD fixed rate notes upon
maturity.
Other Electric Utilities
On May 2, 2024, BLPC amended its $
92

million Barbadian dollar ($
46

million USD) loan facility to extend
the maturity date from
February 19, 2025

to
July 19, 2028
. There were no other material changes in
commercial terms from the prior agreement.
Other
On June 24, 2024, Emera amended its unsecured committed

revolving credit facility increasing the facility
from $
900

million to $
1,300

million. Emera also extended the maturity date from
June 24, 2027

to
June
24, 2029
. There were no other material changes in commercial terms

from the prior agreement.
On June 15, 2024, Emera Finance repaid its $
300

million USD senior notes upon maturity.
On June 18, 2024, EUSHI Finance, Inc., completed an issuance of $
500

million USD fixed-to-fixed reset

rate junior subordinated notes. The notes initially bear

interest at a rate of
7.625

per cent, and will reset

on December 15, 2029, and every
five years

thereafter, to a rate per annum

equal to the five-year U.S.

treasury rate plus
3.136

per cent. The notes mature on
December 15, 2054
. EUSHI Finance, Inc., at its

option, may redeem the notes, in whole or in part,
90 days

prior to the first interest reset date, and any

semi-annual interest payment date thereafter,

at a redemption price equal to the principal amount.
On February 16, 2024, Emera amended its $
400

million unsecured non-revolving facility to extend the
maturity date from
February 19, 2024

to
February 19, 2025
. There were no other changes in commercial
terms from the prior agreement. On July 19, 2024, Emera reduced the amount of the facility from $
400
million to $
200

million. On February 20, 2025, Emera extended the agreement

for an additional year to
February 2026 with no other changes in terms. This facility

was classified as long-term debt at December
31, 2024.
Long-Term Debt Maturities
As at December 31, 2024, long-term debt maturities, including capital lease obligations, for each of the
next five years and in aggregate thereafter are as follows:
millions of dollars 2025 2026 2027 2028 2029 Thereafter Total
Florida Electric Utility $
-

$
-

$
-

$
-

$

720
$

5,000
$

5,720
Canadian Electric Utilities

125

40
-

-

217

2,979

3,361
Gas Utilities and
Infrastructure

31

132

31

535

31

1,519

2,279
Other Electric Utilities

78

101

89

116

4

28

416
Other
-

3,006
-

-

792

3,666

7,464
Total $

234
$

3,279
$

120
$

651
$

1,764
$

13,192
$

19,240

27. ASSET RETIREMENT OBLIGATIONS
AROs mostly relate to reclamation of land at the thermal, hydro and combustion turbine sites; and the
disposal of polychlorinated biphenyls in transmission and distribution equipment and a pipeline site.
Certain hydro, transmission and distribution assets may have additional

AROs that cannot be measured
as these assets are expected to be used for an indefinite

period and, as a result, a reasonable estimate of
the FV of any related ARO cannot be made.

The change in ARO for the years ended December 31

is as follows:
millions of dollars 2024 2023
Balance, January 1 $

192
$

174
Additions

11
-

Accretion included in depreciation expense

10

9
Change in FX rate

5
(1)
Revisions in estimated cash flows

2
-

Accretion deferred to regulatory asset (included in PP&E)
-

18
Classified as assets held for sale

(1)
(1)
-

Liabilities settled
(2)
(8)
Balance, December 31 $

217
$

192
(1) As at December 31, 2024, NMGC's assets

and liabilities were classified as held for

sale. For further details on the pending
transaction, refer to note 4.
28. COMMITMENTS AND CONTINGENCIES

A.
Commitments
As at December 31, 2024, contractual commitments (excluding

pensions and other post-retirement
obligations, long-term debt and asset retirement obligations) for each of the next five years and in
aggregate thereafter consisted of the following:
millions of dollars 2025 2026 2027 2028 2029 Thereafter Total
Purchased power
(1)
$

307
$

277
$

368
$

368
$

369
$

4,487
$

6,176
Transportation
(2)(3)

742

545

544

454

412

3,228

5,925
Capital projects

604

287

24
-

-

-

915
Fuel, gas supply and storage
(4)

591

94

21

5
-

-

711
Other

160

95

80

59

59

264

717
$

2,404
$

1,298
$

1,037
$

886
$

840
$

7,979
$

14,444
As detailed below, contractual obligations at December 31, 2024 includes those related to NMGC. On completion of

the sale of
NMGC, all remaining future contractual obligations will

be transferred to the buyer. For further details on the pending transaction, refer
to note 4.
(1) Annual requirement to purchase electricity production

from IPPs or other utilities over varying contract lengths.
(2) Includes $
86

million related to NMGC (2025: $
30

million, 2026: $
24

million, 2027: $
16

million, 2028: $
12

million, 2029: $
4

million).
(3) Purchasing commitments for transportation of

fuel and transportation capacity on various pipelines.

Includes a commitment of
$
135

million related to a gas transportation contract between

PGS and SeaCoast through 2040.
(4) Includes $
177

million related to NMGC (2025: $
109

million, 2026: $
52

million, 2027: $
13

million, 2028: $
3

million)
NSPI has a contractual obligation to pay NSPML for use of the

Maritime Link over approximately
38 years
from its January 15, 2018 in-service date. In November

2024, the UARB approved the collection of up to
$
197

million from NSPI for the recovery of Maritime Link

costs in 2025. The timing and amounts payable
to NSPML for the remainder of the
38
-year commitment period are subject to UARB

approval.
Emera has committed to obtain certain transmission rights

in New Brunswick during summer periods
(April through October, inclusive)

for NLH's use, if requested, effective August 15,

2021 and continuing for
50

years. As transmission rights are contracted, the obligations are included within “Other” in the above
table.

B.
Legal Proceedings
Superfund and Former Manufactured Gas Plant Sites
Previously, TEC had

been a potentially responsible party (“PRP”) for certain superfund sites through its
Tampa

Electric and former PGS divisions, as well as for certain

former manufactured gas plant sites
through its PGS division. As a result of the separation of the PGS division into a separate legal entity,
Peoples Gas System, Inc. is also now a PRP for those sites (in addition to third party PRPs for certain
sites).

While the aggregate joint and several liability associated with these sites has not changed as a
result of the PGS legal separation, the sites continue to present the potential for significant response
costs. As at December 31, 2024, the aggregate financial

liability of the Florida utilities is estimated to be
$
17

million ($
12

million USD), primarily at PGS. This estimate assumes

that other involved PRPs are
credit-worthy entities. This amount has been accrued and

is primarily reflected in the long-term liability
section under “Other long-term liabilities” on the Consolidated

Balance Sheets. The environmental
remediation costs associated with these sites are expected

to be paid over many years.

The estimated amounts represent only the portion of the cleanup costs attributable to the Florida utilities.
The estimates to perform the work are based on the Florida

utilities’ experience with similar work,
adjusted for site-specific conditions and agreements with

the respective governmental agencies. The
estimates are made in current dollars, are not discounted

and do not assume any insurance recoveries.
In instances where other PRPs are involved, most of those

PRPs are believed to be currently credit-
worthy and are likely to continue to be credit-worthy for

the duration of the remediation work. However,

in
those instances that they are not, the Florida utilities could be liable for more than their actual percentage
of the remediation costs. Other factors that could impact

these estimates include additional testing and
investigation which could expand the scope of the cleanup activities,

additional liability that might arise
from the cleanup activities themselves or changes in

laws or regulations that could require additional
remediation. Under current regulations, these costs are recoverable through customer rates established
in base rate proceedings.
Other Legal Proceedings
Emera and its subsidiaries may,

from time to time, be involved in other legal proceedings,

claims and
litigation that arise in the ordinary course of business

which the Company believes would not reasonably
be expected to have a material adverse effect on the

financial condition of the Company.
C.
Principal Financial Risks and Uncertainties
Emera believes the following principal financial risks could have a material adverse effect on Emera or its
subsidiaries, or their business operations, liquidity or access to or cost of capital, financial position,
prospects, and/or results of operations (herein considered a “Material

Adverse Effect”). Risks associated
with derivative instruments and FV measurements are

discussed in note 16 and note 17.

Sound risk management is an essential discipline for running the business efficiently and pursuing the
Company’s strategy successfully.

Emera has an enterprise-wide risk management process,

overseen by
its Enterprise Risk Management Committee (“ERMC”)

and monitored by the Board of Directors, to ensure
risks are appropriately identified, assessed, monitored

and subject to appropriate controls. The Board of
Directors has a Risk and Sustainability Committee (‘RSC”)

to assist in carrying out its risk and
sustainability oversight responsibilities. The RSC’s

mandate includes oversight of the Company’s
Enterprise Risk Management framework, including the

identification, assessment, monitoring and
management of enterprise risks.

Regulatory and Political Risk
The Company’s rate-regulated subsidiaries and certain

investments are subject to complex legislative
and regulatory frameworks that cover material aspects

of their businesses. These frameworks influence
key factors such as rates and cost structures, revenue requirements,

allowed ROEs, capital structures,
rate base and capital investments, and the recovery

of purchased electricity and fuel costs and other
costs. Regulators also review the prudency of costs and make other decisions that can impact customer
rates and the reliability of service. Emera’s cost

-of-service utilities must obtain regulatory approvals for
material aspects of their businesses, including changing

or adding rates and/or riders. Such approvals
often require public hearing proceedings involving numerous

stakeholders, and there is no assurance in
the outcomes or impact of any regulatory process or decision.
If Emera is unable to recover in a timely manner a material

amount of costs or a return on invested capital
through regulatory mechanisms or otherwise, is disallowed

the recovery of certain costs, is subject to
regulatory penalties, is not permitted to make certain capital investments, or is not permitted to invest in or
divest certain utility assets, it could result in a Material Adverse

Effect, including valuation impairments.
Regulatory lag, the time between the incurrence of costs

and the granting of the rates to recover those
costs by regulators, may also result in a Material Adverse

Effect.
Aspects of the acquisition, ownership, operations, siting, planning,

construction, and decommissioning of
electric generation, storage, transmission and distribution facilities and natural gas transportation and
distribution systems are also subject to regulatory processes and approvals of regulators, government
departments and agencies, and other third parties. The failure to obtain, maintain, and renew such
approvals or significant changes in the terms and conditions thereof could have a Material Adverse Effect.

The regulatory framework, process and regulatory decisions

may also be adversely affected by changes
in government, shifts in government or public policy,

legislative changes, regulatory decisions, geopolitical
changes, changes in the economic environment, or other

factors. Government interference in the
regulatory process or regulatory decisions can undermine regulatory stability, predictability,

and
independence. Any such changes could have a Material

Adverse Effect.

Foreign Exchange Risk

The Company is exposed to foreign currency exchange rate changes.

Emera operates internationally,
with a significant amount of the Company’s net

income earned outside of Canada. As such, Emera is
exposed to movements in exchange rates between the

CAD and, particularly,

the USD, which could
positively or adversely affect results.

Emera manages currency risks through matching US denominated debt to finance its US operations and
may use foreign currency derivative instruments to hedge specific transactions and earnings exposure.
The Company may enter FX forward and swap contracts

to limit exposure on certain foreign currency
transactions such as fuel purchases, revenue streams

and capital expenditures, and on net income
earned outside of Canada. The regulatory framework for

the Company’s rate-regulated subsidiaries
permits the recovery of prudently incurred costs, including

FX.
The Company does not utilize derivative financial instruments for foreign currency trading or speculative
purposes or to hedge the value of its investments in foreign subsidiaries.

Exchange gains and losses on
net investments in foreign subsidiaries do not impact net income as they are reported in AOCI.

Liquidity and Capital Markets

Risk
Liquidity risk relates to Emera’s ability to ensure sufficient funds are available to meet its financial
obligations. Emera’s access to capital and cost of

borrowing is subject to several risk factors, including
financial market conditions, market disruptions and ratings assigned by various market analysts, including
credit rating agencies. Disruptions in capital markets could prevent Emera from issuing new securities or
cause the Company to issue securities with less than preferred terms and conditions. Emera’s growth
plan requires significant capital investments in PP&E and the risk associated with changes in interest
rates could have an adverse effect on the cost

of financing. The Company’s future access

to capital and
cost of borrowing may be impacted by various market disruptions

.

The inability to access cost-effective
capital could have a material impact on Emera’s

ability to fund its growth plan.

Emera is subject to financial risk associated with changes

in its credit ratings. There are a number of
factors that rating agencies evaluate to determine credit

ratings, including the Company’s business,

its
regulatory framework and legislative environment, political

interference in the regulatory process, the
ability to recover costs and earn returns, diversification,

leverage, liquidity and increased exposure to
climate change-related impacts, including increased frequency and severity of hurricanes and other
severe weather events. A decrease in a credit rating could

result in higher interest rates in future
financings, increased borrowing costs under certain existing credit facilities, limit access to the
commercial paper market, or limit the availability of adequate credit support for subsidiary operations. For
certain derivative instruments, if the credit ratings of the Company were reduced below investment grade,
the full value of the net liability of these positions could be required to be posted as collateral.

The Company has exposure to its own common share

price through the issuance of various forms of
stock-based compensation, which affect earnings

through revaluation of the outstanding units every
period. The Company uses equity derivatives to reduce

the earnings volatility derived from stock-based
compensation.
General Economic Risk
The Company has exposure to the macro-economic conditions

in North America and in other geographic
regions in which Emera operates. Like most utilities, economic factors such as consumer income,
employment and housing affect demand for electricity

and natural gas and, in turn, the Company’s
financial results. Adverse changes in general economic

conditions and inflation may impact the ability of
customers to afford rate increases arising from

increases to fuel, operating, capital, environmental
compliance, and other costs, and therefore could have

a Material Adverse Effect. This may also result in
higher credit and counterparty risk, adverse shifts in government policy and legislation, and/or increased
risk to full and timely recovery of costs and regulatory

assets.
Interest Rate Risk:
Emera utilizes a combination of fixed and floating rate

debt financing for operations and capital
expenditures, resulting in an exposure to interest rate risk.

For Emera’s regulated subsidiaries, the cost of

debt is a component of rates and prudently incurred debt
costs are recovered from customers. Regulatory ROE

will generally follow the direction of interest rates,
such that regulatory ROEs are likely to fall in times of reducing interest rates and rise in times of
increasing interest rates, albeit not directly and generally with a lag period reflecting the regulatory
process. Rising interest rates may also negatively affect

the economic viability of project development
and acquisition initiatives.
Interest rates could also be impacted by changes in credit

ratings. For more information, refer to “Liquidity
and Capital Markets

Risk”.

As with most other utilities and other similar yield-returning investments, Emera’s share price may be
affected by changes in interest rates and could underperform the market in an environment of rising
interest rates.

Inflation Risk:
The Company may be exposed to changes in inflation that

may result in increased operating and
maintenance costs, capital investment, and fuel costs

compared to the revenues provided by customer
rates.
Commodity Price Risk
The Company’s utility fuel supply and purchase

of other commodities is subject to commodity price risk.
In addition, Emera Energy is subject to commodity price risk through its portfolio of commodity contracts
and arrangements.
Regulated Utilities:
The Company’s utility fuel supply is exposed to

broader global market conditions, which may include
impacts on delivery reliability and price, despite contracted terms.

Supply and demand dynamics in fuel
markets can be affected by a wide range of factors

which are difficult to predict and may change rapidly,
including but not limited to, currency fluctuations, changes in global economic conditions, natural
disasters, transportation or production disruptions, and

geo-political risks, such as political instability,
conflicts, changes to international trade agreements, tariffs,

trade sanctions or embargos.

Prolonged and substantial increases in fuel prices could result in decreased rate affordability,

increased
risk of recovery of costs or regulatory assets, and/or negative impacts on customer consumption patterns
and sales, any of which could result in a Material Adverse

Effect.
Emera Energy Marketing and Trading:
The majority of Emera Energy’s portfolio of electricity

and gas marketing and trading contracts and, in
particular, its natural gas asset

management arrangements, are contracted on a back

-to-back basis,
avoiding any material long or short commodity positions.

However, the portfolio is

subject to commodity
price risk, particularly with respect to basis point differentials between relevant markets in the event of an
operational issue, imposition of tariffs or counterparty

default. Changes in commodity prices can also
result in increased collateral requirements associated with

physical contracts and financial hedges,
resulting in higher liquidity requirements and increased costs to the business.
Income Tax Risk
The computation of the Company’s provision for

income taxes is impacted by changes in tax legislation in
Canada, the US and the Caribbean and any such changes

could have a Material Adverse Effect. The
value of Emera’s existing deferred income tax

assets and liabilities are determined by existing tax laws
and could be negatively impacted by changes in laws.

D.
Guarantees and Letters of Credit
Emera has guarantees and letters of credit on behalf of third parties outstanding. The following significant
guarantees and letters of credit were not included within

the Consolidated Balance Sheets as at
December 31, 2024
:
TECO Holdings, Inc. (“TECO Holdings”) has a guarantee

in connection with SeaCoast’s performance

of
obligations under a gas transportation precedent agreement.

The guarantee is for a maximum potential
amount of $
45

million USD if SeaCoast fails to pay or perform under the

contract. The guarantee expires
five years after the gas transportation precedent agreement

termination date, which was terminated on
January 1, 2022. The counterparty has the right to require

TECO Holdings to provide replacement credit
support either in the form of a substitute guarantee from

an affiliate with an investment grade credit

rating
or a letter of credit or cash deposit of $
27

million USD.

TECO Holdings has a guarantee in connection with SeaCoast’s

performance obligations under a firm
service agreement, which expires December 31, 2055,

subject to two extension terms at the option of the
counterparty with a final expiration date of December 31, 2071.

The guarantee is for a maximum potential
amount of $
13

million USD if SeaCoast fails to pay or perform under the

firm service agreement. The
counterparty has the right to require TECO Holdings to provide replacement credit support in the form of
either a substitute guarantee from an affiliate

with an investment grade credit rating or a letter of credit

or
cash deposit of $
13

million USD.
Emera has a guarantee of $
66

million USD relating to outstanding notes of ECI. This

guarantee will
automatically terminate on the date upon which the obligations have been repaid in full.
NSPI has guarantees on behalf of its subsidiary,

NS Power Energy Marketing Incorporated, in the amount
of $
104

million USD (2023 – $
104

million USD) with terms of varying lengths.
The Company has standby letters of credit and surety

bonds in the amount of $
105

million USD
(December 31, 2023 – $
103

million USD) to third parties that have extended credit to

Emera and its
subsidiaries. These letters of credit and surety bonds typically have a one-year term and are renewed
annually as required.
Emera, on behalf of NSPI, has a standby letter of credit to secure obligations under a supplementary
retirement plan. The expiry date of this letter of credit was extended to June 2025. The amount committed
as at December 31, 2024 was $
58

million (December 31, 2023 – $
56

million).
Emera has provided an indemnity to a counterparty in

relation to certain future tax amounts that could
arise from specific future changes in Canadian federal

law, subject to certain conditions

and limitations.
No such changes in law have been proposed at this time.

A reasonable estimate of the potential amount
of future payments that could result from future claims

under this indemnity cannot be calculated, but the
risk of having to make any significant payments under

this indemnity is considered to be remote.
Collaborative Arrangements
For the years ended December 31, 2024 and 2023, the

Company has identified the following material
collaborative arrangements:
Through NSPI, the Company is a participant in three

wind energy projects in Nova Scotia. The
percentage ownership of the wind project assets is based on

the relative value of each party’s project
assets by the total project assets. NSPI has power

purchase arrangements to purchase the entire net
output of the projects and, therefore, NSPI’s portion

of the revenues are recorded net within regulated fuel
for generation and purchased power.

NSPI’s portion of operating expenses is recorded

in “OM&G” on the
Consolidated Statements of Income. In 2024, NSPI recognized

$
12

million net expense (2023 – $
8
million) in “Regulated fuel for generation and purchased

power” and $
3

million (2023 – $
3

million) in
“OM&G” on the Consolidated Statements of Income.

29. CUMULATIVE PREFERRED STOCK
Authorized:
Unlimited number of First Preferred shares, issuable in

series.
Unlimited number of Second Preferred shares, issuable in

series.
December 31, 2024 December 31, 2023
Annual Dividend Redemption Issued and Net Issued and
Net

Per Share Price per share Outstanding Proceeds Outstanding Proceeds
Series A $
0.5456
$
25.00
4,866,814
$

119
4,866,814
$

119
Series B
Floating
$
25.00
1,133,186
$

28
1,133,186
$

28
Series C $
1.6085
$
25.00
10,000,000
$

245
10,000,000
$

245
Series E $
1.1250
$
25.00
5,000,000
$

122
5,000,000
$

122
Series F $
1.0505
$
25.00
8,000,000
$

195
8,000,000
$

195
Series H $
1.5810
$
25.00
12,000,000
$

295
12,000,000
$

295
Series J $
1.0625
$
25.00
8,000,000
$

196
8,000,000
$

196
Series L $
1.1500
$
26.00
9,000,000
$

222
9,000,000
$

222
Total
58,000,000
$

1,422
58,000,000
$

1,422
Characteristics of the First Preferred Shares:
First Preferred Shares
(1)(2)
Annual
Dividend
Rate
(%)
Current
Annual
Dividend

($)
Minimum

Reset
Dividend
Yield (%)
Earliest Redemption
and/or Conversion
Option Date
Redemption
Value

($)
Right to
Convert on
a one for
one basis
Fixed rate reset
(3)(4)

Series A
2.182
0.5456
1.84
August 15, 2025
25.00

Series B

Series C
6.434
1.6085
2.65
August 15, 2028
25.00

Series D

Series F
(5)(6)
4.202
1.0505
2.63
February 15, 2025
25.00

Series G
Minimum rate reset
(3)(4)

Series B
2.393
Floating
1.84
August 15, 2025
25.00

Series A

Series H
6.324
1.5810
4.90
August 15, 2028
25.00

Series I

Series J
4.250
1.0625
4.25
May 15, 2026
25.00

Series K
Perpetual fixed rate

Series E
(7)
4.500
1.1250

25.00

Series L
(8)
4.600
1.1500
November 15, 2026
26.00

(1) Holders are entitled to receive fixed or

floating cumulative cash dividends when declared

by the Board of Directors of the Corporation.
(2) On or after the specified redemption dates,

the Corporation has the option to redeem

for cash the outstanding First Preferred Shares,

in
whole or in part, at the specified per share redemption

value plus all accrued and unpaid dividends up

to but excluding the dates fixed for
redemption.
(3) On the redemption and/or conversion option

date the reset annual dividend per share

will be determined by multiplying $
25.00

per share
by the annual fixed or floating dividend rate,

which for Series A, C, F and H is the sum

of the five-year Government of Canada
Bond Yield on the applicable reset date, plus the applicable reset dividend yield (Series H annual

reset rate must be a minimum of
4.90

per
cent) and for Series B equals the Government

of Treasury Bill Rate on the applicable reset date,

plus
1.84

per cent.
(4) On each conversion option date, the holders

have the option, subject to certain conditions,

to convert any or all of their Shares into an
equal number of Cumulative Redeemable

First Preferred Shares of a specified

series. The Company has the right to redeem

the outstanding Preferred Shares, Series

D, Series G and Series I shares without

the consent of the holder every five years

thereafter for
cash, in whole or in part at a price of

$
25.00

per share plus all accrued and unpaid dividends

up to but excluding the date fixed for redemption
and $
25.50

per share plus all accrued and unpaid dividends

up to but excluding the date fixed for redemption

in the case
of redemptions on any other date after August

15, 2028, February 15, 2025 and August

15, 2028, respectively. The reset dividend yield for
Series I equals the Government of Treasury Bill Rate on

the applicable reset date, plus
2.54

per cent.
(5) On January 8, 2025, Emera announced

that it would not redeem the outstanding Preferred

Shares, Series F on February 15, 2025.

During
the conversion period between January 15,

2025 and January 31,2025, subject to

certain conditions, the holders of Series

F shares had the
right, at their option, to convert all or

any of their Series F shares, on a one-for-one

basis into Cumulative Floating Rate

First Preferred Shares,
Series G on February 15, 2025. On February

6, 2025, Emera announced after having taken

into account all conversion notices received

from
holders, no Series F were converted

into Series G shares.
(6) On January 16, 2025, Emera announced

that the annual fixed dividend per share

for Series F shares will be reset from $
1.0505

to $
1.4372
for the five-year period from and including

February 15, 2025.
(7) First Preferred Shares, Series E are redeemable

at $
25.00

per share.
(8) First Preferred Shares, Series L are redeemable

at $
26.00

on or after November 15, 2026 to

November 15, 2027, decreasing $
0.25

each
year until November 15, 2030 and $
25.00

per share thereafter.

First Preferred Shares are neither redeemable at the option of the shareholder nor have a mandatory redemption date. They are classified as equity and the associated dividends are deducted on the
Consolidated Statements of Income before arriving at “Net income attributable to common shareholders”
and shown on the Consolidated Statement of Changes in Equity as a deduction from retained earnings.
The First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and are entitled to a preference over the Second Preferred Shares, the Common Shares, and any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of the remaining property and assets or return of capital of the Company in the liquidation, dissolution or wind-up, whether voluntary or involuntary.
In the event the Company fails to pay, in aggregate, eight quarterly dividends on any series of the First
Preferred Shares, the holders of the First Preferred Shares, for only so long as the dividends remain in arrears, will be entitled to attend any meeting of shareholders of the Company at which directors are to be elected and to vote for the election of two directors out of the total number of directors elected at any such meeting.
30. NON-CONTROLLING INTEREST IN SUBSIDIARIES
As at December 31 December 31
millions of dollars

2024 2023
Preferred shares of GBPC

$

14
$

14
$

14
$

14
Preferred shares of GBPC:
Authorized:
10,000

non-voting cumulative redeemable variable perpetual

preferred shares.
2024 2023
Issued and outstanding:
number of
shares
millions of
dollars
number of
shares
millions of
dollars
Outstanding as at December 31
10,000
$

14
10,000
$

14
GBPC Non–Voting

Cumulative Variable

Perpetual Preferred Stock:
The preferred shares are redeemable by GBPC after June 17, 2021
, at $
1,000

Bahamian per share plus
accrued and unpaid dividends and are entitled to a
6.0 per cent per annum fixed cumulative preferential
dividend to be paid semi-annually
.

The Preferred Shares rank behind GBPC’s current

and future secured and unsecured debt and ahead of
all of GBPC’s current and future common stock.

31. SUPPLEMENTARY

INFORMATION TO CONSOLIDATED

STATEMENTS

OF
CASH FLOWS
For the

Year ended December 31
millions of dollars 2024 2023
Changes in non-cash working capital:

Inventory
$

38
$
(31)

Receivables and other current assets
(1)
(154)

653

Accounts payable

536
(538)

Other current liabilities
(2)

32
(179)
Total

non-cash working capital

$

452
$
(95)
(1) The year ended December 31, 2023, includes $
162

million related to the January 2023 NMGC gas

hedges. Offsetting change in
regulatory liabilities is included in operating cash

flow before working capital resulting in no

impact to net cash provided by operating
activities.
(2) The year ended December 31, 2023, includes ($
166
) million related to the decreased accrual for

the Nova Scotia Cap-
and-Trade emissions compliance charges. Offsetting regulatory asset (FAM) balance is included in operating cash flow before
working capital resulting in no impact to net

cash provided by operating activities.
For the

Year ended December 31
millions of dollars 2024 2023
Supplemental disclosure of cash paid:
Interest $

989
$

930
Income taxes $

34
$

43
Supplemental disclosure of non-cash activities:
Accrued proceeds from disposal of investment subject to significant influence $

25
$
-

Common share dividends reinvested $

291
$

271
Reclassification of short-term debt to long-term debt $
-

$

657
Decrease in accrued capital expenditures $
-

$
(19)
Supplemental disclosure of operating activities:
Net change in short-term regulatory assets and liabilities $
(118)
$

123
32. STOCK-BASED COMPENSATION
ECSPP and Common Shareholders DRIP
Eligible employees can participate in the ECSPP. As of December 31, 2024, the plan allows employees to make cash contributions of a minimum of $25 per month to a maximum of $20,000 CAD or $15,000
USD per year for the purpose of purchasing common shares of Emera. The Company also contributes 20 per cent of the employees’ contributions to the plan.
The plan allows reinvestment of dividends for all participants except for where prohibited by law.

The
maximum aggregate number of Emera common shares

reserved for issuance under this plan is
7

million
common shares. As at December 31, 2024, Emera was

in compliance with this requirement.
Compensation cost for shares issued under the ECSPP for the

year ended December 31, 2024 was $
4
million (2023 – $
3

million) and was included in “OM&G” on the Consolidated

Statements of Income.

The Company also has a Common Shareholders DRIP, which provides an opportunity for shareholders residing in Canada to reinvest dividends and purchase common shares. This plan provides for a discount of up to 5 per cent from the average market price of Emera’s common shares for common shares purchased with the reinvestment of cash dividends. The discount was 2 per cent in 2024.

Stock-Based Compensation Plans
Stock Option Plan
The Company has a stock option plan that grants options to senior management of the Company for a maximum term of 10 years. The option price of the stock options is the closing price of the Company’s common shares on the Toronto Stock Exchange on the last business day on which such shares were traded before the date on which the option is granted. The maximum aggregate number of shares issuable under this plan is 14.7 million shares. As at December 31, 2024, Emera was in compliance with this requirement.
Stock options granted in 2021 and prior vest in 25 per cent increments on the first, second, third and fourth anniversaries of the date of the grant. Stock options granted in 2022 and thereafter vest in 20 per cent increments on the first, second, third, fourth and fifth anniversaries of the date of the grant. If an option is not exercised within 10 years, it expires and the optionee loses all rights thereunder. The holder of the option has no rights as a shareholder until the option is exercised and shares have been issued.
The total number of stocks to be optioned to any optionee shall not exceed five per cent of the issued and outstanding common stocks on the date the option is granted.
For stock options granted in 2021 and prior,

unless a stock option has expired, vested options may

be
exercised within the
27 months

following the option holder’s date of retirement,
six months

following a
termination without just cause or death, and within
sixty days

following the date of termination for just
cause or resignation. Commencing with the 2022 stock

option grant, vested options may be exercised
during the full term of the option following the option holders date of retirement,
six months

following a
termination without just cause or death, and within
sixty days

following the date of termination for just
cause or resignation. If stock options are not exercised

within such time, they expire.
The Company uses the Black-Scholes valuation model to estimate the compensation expense related to
its stock-based compensation and recognizes the expense

over the vesting period on a straight-line
basis.
The following table shows the weighted average FV per

stock option along with the assumptions
incorporated into the valuation models for options granted, for the year-ended December 31:
2024 2023
Weighted average FV per option $
4.66
$
6.32
Expected term
(1)
5

years
5

years
Risk-free interest rate
(2)

3.56
%

3.53
%
Expected dividend yield
(3)

6.11
%

5.05
%
Expected volatility
(4)

20.67
%

20.07
%
(1) The expected term of the option awards is

calculated based on historical exercise behaviour

and represents the period of time
that the options are expected to be outstanding.
(2) Based on the Bank of Canada five-year government

bond yields.
(3) Incorporates current dividend rates and historical

dividend increase patterns.
(4) Estimated using the five-year historical volatility.

The following table summarizes stock option information for

2024:
Total

Options
Non-Vested Options
(1)
Number of
Options

Weighted
average exercise
price per share
Number of
Options
Weighted
average grant
date fair-value
Outstanding as at December 31, 2023
3,095,604
$
51.20
1,253,255
$
5.17
Granted

792,600
46.97
792,600
4.66
Exercised
(78,839)
39.86
N/A N/A
Forfeited
(13,325)
56.14
-
N/A
Vested N/A N/A
(438,365)
4.58
Options outstanding December 31, 2024
3,796,040
$
50.53
1,607,490
$
5.08
Options exercisable December 31, 2024
(2)(3)
2,188,550
$
50.07
(1) As at December 31, 2024, there was $
6

million of unrecognized compensation related to

stock options not yet vested which is
expected to be recognized over a weighted

average period of approximately
3

years (2023 – $
5

million,
3

years).
(2) As at December 31, 2024, the weighted

average remaining term of vested options was
4

years with an aggregate intrinsic value of
$
11

million (2023 –
5

years, $
8

million).
(3) As at December 31, 2024, the FV of options

that vested in the year was $
2

million (2023 – $
2

million).
Compensation cost recognized for stock options for the year

ended December 31, 2024 was $
2

million
(2023 – $
2

million), which was included in “OM&G” on the Consolidated

Statements of Income.

As at December 31, 2024, cash received from option exercises was $
3

million (2023 – $
6

million). The
total intrinsic value of options exercised for the year ended

December 31, 2024 was $
1

million (2023 – $
2
million). The range of exercise prices for the options outstanding as at December 31, 2024 was $
39.93

to
$
60.03

(2023 – $
32.35

to $
60.03
).
Share Unit Plans
The Company has DSU, PSU and RSU plans. The plans and the liabilities are marked-to-market at the end of each period based on an average common share price at the end of the period.
Deferred Share Unit Plans

Under the Directors’ DSU plan, Directors of the Company may elect to receive all or any portion of their compensation in DSUs in lieu of cash compensation, subject to requirements to receive a minimum portion of their annual retainer in DSUs. Directors’ fees are paid on a quarterly basis and, at the time of each payment of fees, the applicable amount is converted to DSUs. A DSU has a value equal to one
Emera common share. When a dividend is paid on Emera’s common shares, the Director’s DSU account is credited with additional DSUs. DSUs cannot be redeemed for cash until the Director retires, resigns or otherwise leaves the Board. The cash redemption value of a DSU equals the market value of a common share at the time of redemption, pursuant to the plan. Following retirement or resignation from the Board, the value of the DSUs credited to the participant’s account is calculated by multiplying the number of
DSUs in the participant’s account by Emera’s closing common share price on the date DSUs are redeemed.
Under the executive and senior management DSU plan, each participant may elect to defer all or a percentage of their annual incentive award in the form of DSUs with the understanding, for participants who are subject to executive share ownership guidelines, a minimum of 50 per cent of the value of their actual annual incentive award (25 per cent in the first year of the program) will be payable in DSUs until the applicable guidelines are met.

When short-term incentive awards are determined, the amount elected is converted to DSUs, which have a value equal to the market price of an Emera common share. When a dividend is paid on Emera’s common shares, each participant’s DSU account is allocated additional DSUs equal in value to the dividends paid on an equivalent number of Emera common shares. Unless otherwise determined by the
Management Resources and Compensation Committee (“MRCC”), following termination of employment or retirement, and by December 15 of the calendar year after termination or retirement, the value of the
DSUs credited to the participant’s account is calculated by multiplying the number of DSUs in the participant’s account by the average of Emera’s stock closing price for the fifty trading days prior to a given calculation date. Payments are made in cash.
In addition, special DSU awards may be made from time to time by the MRCC to selected executives and senior management to recognize singular achievements or by achieving certain corporate objectives.
A summary of the activity related to employee and director

DSUs for the year ended December 31, 2024
is presented in the following table:
Employee
DSU
Weighted
Average
Grant Date
FV
Director

DSU
Weighted
Average
Grant Date
FV
Outstanding as at December 31, 2023
712,963
$
42.29
729,058
$
46.24
Granted including DRIP
86,417
45.20
134,795
48.98
Exercised
(10,292)
38.77
(34,997)
36.04
Outstanding and exercisable as at December 31, 2024
789,088
$
42.65
828,856
$
47.12
Compensation cost recognized for employee and director

DSU’s for the year ended December 31, 2024
was $
13

million (2023 – $
2

million cost recovery). Tax

benefits related to this compensation cost for share
units realized for the year ended December 31, 2024

were $
4

million (2023 – $
1

million tax expense). The
aggregate intrinsic value of the outstanding shares for the year ended December 31, 2024 for employees
was $
43

million (2023 – $
36

million). The aggregate intrinsic value of the outstanding

shares for the year
ended December 31, 2024 for directors was $
45

million (2023 – $
37

million). Cash payments made
during the year ended December 31, 2024 associated with

the DSU plan were $
2

million (2023 – $
3
million).

Performance Share Unit Plan

Under the PSU plan, certain executive and senior employees are eligible for long-term incentives payable through the plan. PSUs are granted annually for
three-year
overlapping performance cycles, resulting in a
cash payment. Unless otherwise determined by the MRCC, PSUs are granted based on the average of
Emera’s stock closing price for the fifty trading days prior to the effective grant date. Dividend equivalents are awarded and paid in the form of additional PSUs. The PSU value varies according to the Emera common share market price and corporate performance.
PSUs vest at the end of the
three-year
cycle and the payouts will be calculated and approved by the
MRCC early in the following year. The value of the payout considers actual service over the performance cycle and may be pro-rated in certain departure scenarios. In the case of retirement, as defined in the
PSU plan, grants may continue to vest in full and payout in normal course post-retirement.

A summary of the activity related to employee PSUs for

the year ended December 31, 2024 is presented
in the following table:
Employee PSU
Weighted Average
Grant Date FV Aggregate intrinsic value
Outstanding as at December 31, 2023
743,365
$
55.13
$
41
Granted including DRIP
354,793
48.69
Exercised
(253,136)
54.66
Forfeited
(12,929)
52.53
Outstanding as at December 31, 2024
832,093
$
52.57
$
50
Compensation cost recognized for the PSU plan for the

year ended December 31, 2024 was $
18

million
(2023 – $
11

million). Tax

benefits related to this compensation cost for share

units realized for the year
ended December 31, 2024 were $
5

million (2023 – $
3

million). Cash payments made during the year
ended December 31, 2024 associated with the PSU plan were

$
14

million (2023 – $
19

million).
Restricted Share Unit Plan

Under the RSU plan, certain executive and senior employees are eligible for long-term incentives payable through the plan. RSUs are granted annually for
three-year
overlapping performance cycles, resulting in a
cash payment. Unless otherwise determined by the MRCC, RSUs are granted based on the average of
Emera’s stock closing price for the fifty trading days prior to the effective grant date. Dividend equivalents are awarded and paid in the form of additional RSUs. The RSU value varies according to the Emera common share market price.
RSUs vest at the end of the
three-year
cycle and the payouts will be calculated and approved by the
MRCC early in the following year. The value of the payout considers actual service over the performance cycle and may be pro-rated in certain departure scenarios. In the case of retirement, as defined in the
RSU plan, grants may continue to vest in full and payout in normal course post-retirement.

A summary of the activity related to employee RSUs for

the year ended December 31, 2024 is presented
in the following table:

Employee RSU
Weighted Average
Grant Date FV Aggregate intrinsic value
Outstanding as at December 31, 2023
562,641
$
55.01
$
32
Granted including DRIP
287,976
48.65
Exercised
(183,241)
54.66
Forfeited
(14,228)
52.45
Outstanding as at December 31, 2024
653,148
$
52.36
$
41
Compensation cost recognized for the RSU plan for the

year ended December 31, 2024 was $
15

million
(2023 – $
10

million). Tax

benefits related to this compensation cost for share

units realized for the year
ended December 31, 2024 were $
4

million (2023 – $
3

million). Cash payments made during the year
ended December 31, 2024 associated with the RSU plan were

$
10

million (2023– $
10

million).
33. VARIABLE INTEREST ENTITIES
Emera holds a variable interest in NSPML, a VIE for which

it was determined that Emera is not the
primary beneficiary since it does not have the controlling

financial interest of NSPML. When the critical
milestones were achieved, NLH was deemed the primary

beneficiary of the asset for financial reporting
purposes as it has

authority over the majority of the direct activities that

are expected to most significantly
impact the economic performance of the Maritime Link. Thus,

Emera began recording the Maritime Link
as an equity investment.

BLPC has established a SIF,

primarily for the purpose of building a fund to cover risk

against damage and
consequential loss to certain generating, transmission

and distribution systems. ECI holds a variable
interest in the SIF for which it was determined that ECI

was the primary beneficiary and, accordingly,

the
SIF must be consolidated by ECI. In its determination that

ECI controls the SIF,

management considered
that, in substance, the activities of the SIF are being conducted on behalf of ECI’s subsidiary BLPC and
BLPC, alone, obtains the benefits from the SIF’s

operations. Additionally,

because ECI, through BLPC,
has rights to all the benefits of the SIF,

it is also exposed to the risks related to the activities

of the SIF.
Any withdrawal of SIF fund assets by the Company would

be subject to existing regulations. Emera’s
consolidated VIE in the SIF is recorded as “Other long-term

assets”, “Restricted cash” and “Regulatory
liabilities” on the Consolidated Balance Sheets. Amounts

included in restricted cash represent the cash
portion of funds required to be set aside for the BLPC

SIF.
The Company has identified certain long-term purchase power

agreements that meet the definition of
variable interests as the Company has to purchase all

or a majority of the electricity generation at a fixed
price. However, it was determined

that the Company was not the primary beneficiary

since it lacked the
power to direct the activities of the entity,

including the ability to operate the generating facilities

and make
management decisions.
The following table provides information about Emera’s

portion of material unconsolidated VIEs:
As at December 31, 2024 December 31, 2023
Maximum Maximum
millions of dollars
Total
assets
exposure to
loss
Total
assets

exposure to
loss
Unconsolidated VIEs in which Emera has variable interests
NSPML (equity accounted) $

475
$

6
$

489
$

6
34. SUBSEQUENT EVENTS
These financial statements and notes reflect the Company’s

evaluation of events occurring subsequent to
the balance sheet date through February 21, 2025, the date

the financial statements were issued.